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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           NEW ERA OF NETWORKS, INC.
                           (NAME OF SUBJECT COMPANY)

                           NEW ERA OF NETWORKS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                (INCLUDING THE ASSOCIATED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   644312 100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                           GEORGE F. (RICK) ADAM, JR.
                            CHIEF EXECUTIVE OFFICER
                           NEW ERA OF NETWORKS, INC.
                              ONE GREENWOOD PLAZA
                         6550 GREENWOOD PLAZA BOULEVARD
                           ENGLEWOOD, COLORADO 80111
                                 (303) 486-9500
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                WITH COPIES TO:
                                JAMES H. CARROLL
                                MICHAEL L. PLATT
                               COOLEY GODWARD LLP
                      380 INTERLOCKEN CRESCENT, SUITE 900
                        BROOMFIELD, COLORADO 80021-8023
                                 (720) 566-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is New Era of Networks, Inc., a Delaware corporation ("NEON"). The address of the principal executive offices of NEON is One Greenwood Plaza, 6550 Greenwood Plaza Boulevard, Englewood, Colorado 80111. The telephone number of the principal executive offices of NEON is (303) 486-9500.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.0001 per share (the "Shares"), of NEON, including the associated rights issued pursuant to the Preferred Shares Rights Agreement, dated as of August 5, 1998, between NEON and BankBoston, N.A., as amended on February 20, 2001 to, among other things, appoint American Stock Transfer & Trust Company as rights agent (the "Rights Agreement"). As of February 15, 2001, there were 36,721,177 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, business address and business telephone number of NEON, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     This Schedule 14D-9 relates to the offer by Sybase, Inc., a Delaware corporation ("Sybase"), through its wholly owned subsidiary, Neel Acquisition Corp., a Delaware corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated March 15, 2001, to exchange each outstanding Share for 0.3878 of a share (the "Exchange Ratio") of Sybase common stock, par value $0.001 per share, upon the terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 filed by Sybase with the Securities and Exchange Commission (the "SEC") on March 15, 2001 (the "Prospectus"), and in the related Letter of Transmittal (which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Reorganization, dated as of February 20, 2001 (the "Reorganization Agreement"), by and among Sybase, the Purchaser and NEON. The Reorganization Agreement provides that, among other things, as soon as practicable following completion of the Offer and the satisfaction or waiver of the other conditions set forth in the Reorganization Agreement, the Purchaser will be merged with and into NEON (the "Merger"). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Sybase, the Purchaser or NEON or, if applicable, by stockholders who perfect appraisal rights under Delaware law), will be converted into the right to receive a fraction of a share of Sybase common stock equal to the Exchange Ratio. As a result of the Offer and the Merger, NEON will become a wholly owned subsidiary of Sybase. A copy of the Reorganization Agreement is incorporated herein by reference to exhibit (e)(1).

     The Schedule TO states that the principal executive offices of Sybase and the Purchaser are located at 6475 Christie Avenue, Emeryville, CA 94608.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information contained under the caption "Interests of NEON Officers and Directors in the Merger" in the Prospectus, and in the Information Statement which is attached hereto as Schedule I, is incorporated herein by reference. Except as described in this Schedule 14D-9 or incorporated herein by reference, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between NEON or its affiliates and (1) NEON's executive officers, directors or affiliates or (2) Sybase or the Purchaser or their respective executive officers, directors or affiliates.

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

TREATMENT OF STOCK OPTIONS

     The Reorganization Agreement provides that each outstanding option to purchase Shares under the NEON stock option plans will be assumed upon consummation of the Merger by Sybase and shall thereafter be exercisable for that number of shares of Sybase common stock equal to the number of Shares for which it is exercisable multiplied by the Exchange Ratio rounded down to the nearest whole number of shares of Sybase common stock. In addition, the per share exercise price of each assumed option shall be determined by dividing the original exercise price by the Exchange Ratio rounded up to the nearest whole cent.

     According to the terms of the NEON 1995 Stock Option Plan, 1998 Nonstatutory Stock Option Plan and 1997 Director Option Plan, 12 months of unvested options held by employees, directors and officers of NEON shall accelerate in the event that the employee, director or officer is terminated without cause or as a result of constructive termination at any time within 12 months following consummation of the Offer.

     In addition, George F. (Rick) Adam, Jr., Frederick T. Horn, Peter Hoversten, Leonard Goldstein and Stephen E. Webb and Dr. Patrick J. Fortune hold unvested options that will become exercisable in full upon consummation of the Offer. (See "Certain Executive Agreements" below.)

     The following table sets forth, with respect to each of the executive officers and non-employee directors of NEON:

     - the number of Shares subject to options held by such persons that will be exercisable immediately upon the consummation of the Merger (including options that are currently exercisable as well as options which will become exercisable in connection with the transactions contemplated by the Reorganization Agreement);

     - the range of exercise prices of the options held by such persons;

     - the weighted average exercise price of the options held by such persons; and

     - the cash value (i.e., the total stock value less the exercise price) of all options held by such persons which are in-the-money (i.e. represent a positive spread between the respective exercise prices of the options and the per Share value of the consideration to be received in the Offer and the Merger), based upon an assumed per Share amount of consideration to be received by NEON stockholders in the Offer and the Merger of $6.54 in Sybase common stock, based on the last sales price of Sybase common stock on March 14, 2001 of $16.875.

                                                                                            AGGREGATE
                                 OPTIONS WHICH         RANGE OF        WEIGHTED AVERAGE      VALUE OF
                                    WILL BE        EXERCISE PRICES      EXERCISE PRICE     IN-THE-MONEY
             NAME                EXERCISABLE(1)       PER SHARE           PER SHARE          OPTIONS
             ----                --------------    ----------------    ----------------    ------------
George F. Adam, Jr. ...........     302,905(2)     $ 5.25 - 54.45           $10.60         $316,357.02
Melvyn Bergstein...............      25,886(3)      13.00 - 20.62            14.08                  --
Patrick J. Fortune.............     754,683(2)     4.78125 - 49.50           24.20          410,144.52
Mark L. Gordon.................      30,332(3)      6.00 - 38.875            17.07            5,400.00
Joseph Kasputys................      43,664(3)      19.25 - 38.875           22.36                  --
Steven Lazarus.................      56,998(3)     6.28125 - 38.875          12.07            9,487.33
Robert I. Theis................     129,270         3.6225 - 7.00             5.52          156,264.60
Leonard Goldstein..............     107,023(2)      4.78125 - 7.00            5.88           89,365.92
Frederick T. Horn..............     423,665(2)      3.6225 - 49.50           11.91          425,765.33
Peter Hoversten................     201,828(2)       4.50 - 7.00              5.60          219,163.44
Franz Koepper..................       3,125              7.00                 7.00                  --
Stephen E. Webb................     235,448(2)       4.50 - 49.50            10.07          222,180.21

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(1) Assumes a closing date of April 13, 2001.

(2) Includes options which will become exercisable upon consummation of the Offer.

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

(3) Includes options which will become exercisable if these individuals are deemed to no longer serve as directors of NEON following the consummation of the Offer.

CERTAIN EXECUTIVE AGREEMENTS

     In connection with the negotiation of the Reorganization Agreement, Sybase required that the change of control severance agreements between NEON and each of Messrs. Adam, Horn, Hoversten, Goldstein and Webb and Dr. Fortune be amended with new terms to be effective upon the consummation of the Offer. Each of the amended change of control severance agreements provides that all NEON options granted to such person prior to the date of the amended agreements will vest and all restrictions on restricted stock held by such person will lapse upon consummation of the Offer. The amended agreements of Mr. Goldstein and Mr. Webb provide for a cash payment of $750,000 to be paid to each of them upon consummation of the Offer. The amended agreements of Mr. Horn, Mr. Hoversten and Dr. Fortune provide cash payments of $1,092,000, $390,000 and $1,560,000, respectively, based upon their continued employment with Sybase following the consummation of the Offer. The cash payments to Mr. Horn, Mr. Hoversten and Dr. Fortune are payable as follows: 5/13 on the 12-month anniversary of the consummation of the Offer, 3/13 on the 18-month anniversary of the consummation of the Offer, and the remaining 5/13 on the 24-month anniversary of the consummation of the Offer. If any of Mr. Horn, Mr. Hoversten or Dr. Fortune is terminated by Sybase without cause prior to the 24-month anniversary of the consummation of the Offer, he will receive his respective cash payment (less any amounts previously paid) in a lump sum payment. The amended agreement of Mr. Adam does not provide for a cash payment.

     This summary of the terms of the amended change of control severance agreements is qualified in its entirety by reference to the complete text of the amended change of control severance agreements, which have been filed as exhibits (e)(6) through (e)(11) hereto and are incorporated herein by reference. Information regarding the prior change of control severance agreements with certain executive officers is included in Schedule I hereto.

     Dr. Franz Koepper is a party to a Change of Control Severance Agreement with NEON, dated January 30, 2001, which provides that if Dr. Koepper is terminated other than "for cause" (as defined therein) within 18 months following the consummation of the Offer, Dr. Koepper will receive a lump sum cash payment equal to 100% of his annual compensation, accelerated vesting of all NEON options held and, for a period of one year following the date of termination, continued employee benefits. This summary of the terms of Dr. Koepper's Change of Control Severance Agreement is qualified in its entirety by reference to the complete text of the Change of Control Severance Agreement, which has been filed as exhibit (e)(12) hereto and is incorporated herein by reference. Information regarding Dr. Koepper's employment agreement with NEON is included in Schedule I hereto.

     In connection with the negotiation of the Reorganization Agreement, Sybase required that Messrs. Adam, Horn and Hoversten and Dr. Fortune enter into employment and non-competition agreements in order to help retain these officers following the Merger. These agreements, which become effective only upon the effective date of the Merger, provide for initial base salaries of $400,000 for Mr. Adam, $400,000 for Dr. Fortune, $300,000 for Mr. Horn and $250,000 for Mr. Hoversten. The agreements provide for annual target bonuses of up to $200,000 in the cases of Mr. Adam and Dr. Fortune, up to $120,000 in the case of Mr. Horn, and up to $100,000 in the case of Mr. Hoversten. The agreements provide that upon the effective date of the Merger, Messrs. Adam, Horn and Hoversten and Dr. Fortune will be granted stock options to purchase 155,000, 125,000, 125,000 and 125,000 shares of Sybase common stock, respectively, 1/8 of which will vest on the six-month anniversary of the Merger (based upon continued employment) and 1/48 of which will vest monthly thereafter through the 48th month following the effective date of the Merger (based upon continued employment). The agreements for Messrs. Adam, Horn and Hoversten and Dr. Fortune provide that in the event they are terminated "without cause," they will receive (provided the officer executes a release in favor of Sybase) a severance payment as follows: an amount equal to 18 months of salary and bonus in the case of Mr. Adam, an amount equal to the senior vice president severance package then applicable to such employees in the case
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

of Dr. Fortune and an amount equal to the vice president severance package then applicable to such employees in the cases of Mr. Horn and Mr. Hoversten. Each of the agreements also provides for certain restrictive covenants on behalf of the officers in favor of Sybase, including provisions regarding noncompetition, nonsolicitation and nondisclosure of confidential information.

     This summary of the terms of the employment and non-competition agreements is qualified in its entirety by reference to the complete text of the employment agreements (and the amendments thereto), which have been filed as exhibits
(e)(13) through (e)(20) hereto and are incorporated herein by reference. Information regarding employment agreements between NEON and certain of its executive officers is included in Schedule I hereto.

INDEMNIFICATION

     From and after the effective time of the Merger, Sybase will fulfill and honor in all respects the obligations of NEON pursuant to the provisions of each indemnification agreement between NEON and its directors or officers in effect prior to the effective time of the Merger and the indemnification provisions of the NEON Certificate of Incorporation in effect as of the date of the Reorganization Agreement (or indemnification provisions at least as favorable as the provisions of the NEON Certificate of Incorporation). Furthermore, Sybase has agreed to maintain for six years after the effective time of the Merger, subject to certain cost limitations, a policy of directors' and officers' liability insurance covering the directors and officers of NEON.

THE REORGANIZATION AGREEMENT AND STOCKHOLDER AGREEMENTS

     A summary of the material terms of the Reorganization Agreement and certain Stockholder Agreements, dated as of February 20, 2001, between Sybase and certain stockholders of NEON (the "Stockholder Agreements"), is contained under the caption "The Reorganization Agreement and The Stockholder Agreements" in the Prospectus and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete texts of the Reorganization Agreement and the form of Stockholder Agreement, which have been filed as exhibits (e)(1) and (e)(2) hereto and are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     At a meeting held on February 19, 2001, the members of the NEON Board of Directors (the "Board"), excluding Melvyn Bergstein, who was unable to attend, voted to approve and adopt the Reorganization Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Reorganization Agreement, including the Offer and the Merger, are fair to and in the best interests of NEON and its stockholders. The NEON directors who were present at the meeting unanimously voted to recommend that the NEON stockholders accept the Offer and tender their Shares pursuant to the Offer.

     A letter to NEON's stockholders communicating the Board's recommendation is filed as exhibit (a)(3) hereto and is incorporated herein by reference.

(b) BACKGROUND AND REASONS FOR THE BOARD'S RECOMMENDATION.

  Background

     In December 2000, NEON engaged Credit Suisse First Boston Corporation to provide financial advisory services in connection with a possible business combination involving NEON. In December 2000 and January 2001, Credit Suisse First Boston and officers of NEON contacted approximately seven parties to determine their interest in engaging in a business combination with NEON.

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

     On December 27, 2000, Marty Beard, Sybase's Vice President, Corporate Development, placed a telephone call to George F. (Rick) Adam, Jr., NEON's Chairman and Chief Executive Officer, inviting Mr. Adam to participate in an initial discussion regarding a possible strategic relationship.

     On January 1, 2001, Mr. Beard and Mr. Adam had an initial discussion by telephone. During that conversation, Mr. Beard introduced the possibility of a business combination transaction, and Mr. Adam expressed an interest in exploring such a transaction.

     On January 3, 2001, Mr. Adam met, at Sybase's offices in Emeryville, California, with Mr. Beard, John S. Chen, Sybase's President and Chief Executive Officer, Raj Nathan, Sybase's General Manager, Internet Applications Division, and Billy Ho, Sybase's Vice President of Research and Development, to discuss a possible business combination. At the meeting, Mr. Adam and Mr. Chen presented each other with strategic overviews of their respective companies and confirmed their mutual interest in pursuing further discussions regarding a possible business combination.

     On January 12, 2001, Mr. Chen conveyed to Mr. Adam Sybase's proposed terms for a possible business combination involving Sybase and NEON.

     On January 15, 2001, the Board authorized NEON to continue discussions with Sybase regarding a potential business combination.

     On January 16, 2001, at the direction of Mr. Adam, Credit Suisse First Boston contacted Mr. Chen to express NEON's desire to continue discussions regarding a potential business combination. At this time, Mr. Chen expressed Sybase's desire to continue discussions as well.

     On January 17, 2001, NEON and Sybase entered into a mutual nondisclosure agreement pursuant to which they agreed to exchange confidential information regarding their respective businesses.

     On January 19, 2001, Mr. Adam, Dr. Patrick Fortune, NEON's President and Chief Operating Officer, Stephen Webb, NEON's Chief Financial Officer, and Peter Hoversten, NEON's Chief Technology Officer, met with Pieter Van der Vorst, Sybase's Chief Financial Officer, Mr. Beard and Mark Wilson, Sybase's Senior Director, Corporate Development, in San Francisco, California to review strategic, financial, product and operational information about NEON, and to continue discussions regarding the merits of a business combination. That night, Mr. Adam and Mr. Chen continued discussions of a possible business combination.

     On January 22, 2001, Merrill Lynch & Co. ("Merrill Lynch") was engaged to act as Sybase's financial advisor in connection with a possible transaction with NEON.

     On January 24, 2001, Merrill Lynch began its preliminary due diligence review of NEON, which continued through the signing of the Reorganization Agreement. Representatives of Merrill Lynch met with representatives of NEON management at NEON's offices in Englewood, Colorado to review background historical information on NEON's strategy, products and financial and operational performance.

     On January 26, 2001, Sybase transmitted a term sheet and ancillary documents to NEON.

     On January 27, 2001, Mr. Adam notified Mr. Beard that NEON was interested in continuing discussions with Sybase regarding a possible business combination.

     On January 30 and 31, 2001, several discussions took place among representatives of Sybase, Merrill Lynch, Credit Suisse First Boston and NEON with respect to the proposed financial terms of the business combination transaction.

     On February 1, 2001, NEON retained Cooley Godward LLP ("Cooley Godward") to act as its outside legal counsel in connection with the possible business combination transaction. Later that evening, management of the two companies agreed to continue discussions regarding a business combination transaction and directed their outside legal counsel to commence negotiation of a definitive reorganization agreement.

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

     On February 5, 2001, representatives from Sybase, Wilson Sonsini Goodrich & Rosati professional corporation, outside legal counsel to Sybase, and Ernst & Young LLP, independent accountants to Sybase, began their due diligence review of NEON, which continued through the signing of the Reorganization Agreement.

     Between February 5 and February 7, 2001, Mr. Adam, Dr. Fortune, Mr. Webb, Mr. Hoversten, Fred Horn, NEON's Executive Vice President of Operations, Leonard Goldstein, NEON's Senior Vice President, Senior Counsel and Secretary, Leslie Lundberg, NEON's Vice President of Human Resources, Brian Duff, NEON's Controller, and other members of NEON management met with Mr. Van Der Vorst, Mr. Beard, Mr. Nathan, Dan Carl, Sybase's General Counsel, Pamela George, Sybase's Vice President of Marketing, Nita White-Ivy, Sybase's Vice President of Human Resources, and other members of Sybase management at the offices of Cooley Godward in San Francisco, California. During these meetings, the parties discussed the business, financial condition and organization of the two companies. Simultaneously, Scott Powell, NEON's Group President of Engineering, and Mr. Ho met in Denver, Colorado to discuss both companies' product architecture and specifications.

     On February 6, 2001, the Board held a special telephonic meeting to discuss the potential business combination. Members of NEON's management and representatives of Credit Suisse First Boston explained the background and status of the negotiations. At this meeting, representatives of Cooley Godward reviewed the responsibilities of the Board in considering the proposed business combination transaction. The Board discussed the strategic rationale for a proposed business combination and authorized management to continue negotiations with Sybase. Later that evening, Wilson Sonsini Goodrich & Rosati delivered drafts of the Reorganization Agreement and related agreements to Cooley Godward.

     From February 9, 2001 through February 20, 2001, negotiations on the terms of the Reorganization Agreement and related agreements continued among Sybase, NEON and their respective legal counsel and financial advisors. These negotiations covered all aspects of the transaction, including, among other things, the representations and warranties made by the parties, the restrictions on the conduct of their businesses, the conditions to completion of the Offer and the Merger, the provisions regarding termination, the details of the "no shop" clause, the amount, triggers and payment of the termination fee and the consequences of termination and the delivery and terms of the Stockholder Agreements. During this period, executive officers of NEON who were asked to enter into employment and non-competition agreements and agreements amending certain change of control severance agreements negotiated the terms of these agreements with Sybase.

     On February 14, 2001, the Board held a special telephonic meeting during which the Board discussed the proposed business combination with Sybase. Mr. Adam reviewed the background of NEON's discussions with Sybase as well as the current status of negotiations and reviewed the terms of the proposed business combination transaction. Representatives of Credit Suisse First Boston reviewed the financial terms of the transaction as proposed at that time. In addition, representatives of Cooley Godward outlined the Board's fiduciary duties and other applicable legal principles in the context of business combination transactions and reviewed the Reorganization Agreement and Stockholder Agreements and related matters. The Board discussed the strategic, business and financial merits and the timing of a possible transaction with Sybase and the terms of Sybase's proposal, and directed management to continue negotiations with Sybase.

     From February 12, 2001 to February 14, 2001, Mr. Chen, Mr. Vander Vorst, Mr. Beard and representatives of Merrill Lynch had several conversations with the individual members of the Sybase board of directors regarding the proposed business combination with NEON, including the strategic rationale for the transaction and the proposed financial and other transaction terms.

     On February 15, 2001, the Sybase board of directors met and reviewed the proposed transaction terms and the results of Sybase's due diligence investigation. Representatives of Merrill Lynch and Wilson Sonsini Goodrich & Rosati also participated. The Sybase board of directors received a presentation from its financial advisor, Merrill Lynch, concerning the transaction. Representatives of Wilson Sonsini Goodrich & Rosati reviewed the proposed principal terms of the Reorganization Agreement and outlined
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

the legal principals applicable to the Sybase board of directors' consideration and approval of the proposed transaction. The Sybase board of directors unanimously authorized Sybase to enter into a reorganization agreement with NEON in substantially the form proposed at the meeting, consistent with the Sybase board of directors' guidance on certain open issues, including the completion of the audit of NEON's financial statements for the year ended December 31, 2000.

     On February 19, 2001, a representative of Merrill Lynch telephoned a representative of Credit Suisse First Boston to discuss open issues in the negotiations, including valuation and the potential exchange ratio. In addition, on February 19, 2001, Mr. Chen telephoned Mr. Adam to discuss open issues in the negotiations, including valuation and the potential exchange ratio.

     On February 19, 2001, the Board held a special telephonic meeting to review the status of negotiations and discussions with Sybase since the Board's February 14, 2001 meeting and reviewed revised drafts of the Reorganization Agreement and related agreements. Representatives of Credit Suisse First Boston and Cooley Godward also participated. Representatives of Cooley Godward reviewed with the Board the main legal principles applicable to the proposed business combination transaction (including the Board's fiduciary duties and authority in considering the transaction). Representatives of Cooley Godward also reviewed in detail the principal terms of the proposed Reorganization Agreement and related agreements and summarized the remaining open issues and responded to questions by the Board. The Board reviewed and discussed the principal terms of the proposed transaction, including the exchange ratio, closing conditions, termination rights, the termination fee, the Stockholder Agreements and NEON's ability to consider alternative proposals. Also at this meeting, Credit Suisse First Boston reviewed with the Board the financial terms of the transaction proposed at that time and indicated that, subject to agreement on the final exchange ratio consistent with the financial terms as proposed at that time, it was prepared to render an opinion to the Board that, as of such date and based upon and subject to various considerations, the exchange ratio in the transaction was fair, from a financial point of view, to the holders of NEON common stock, other than Sybase and its affiliates. Credit Suisse First Boston was not aware of any ownership of Shares by Sybase or its affiliates. After further deliberation, the Board, by the unanimous vote of all directors present and voting at the meeting:

     - determined that the Reorganization Agreement and the transactions contemplated thereby, including the Offer and the Merger, are consistent with and in furtherance of the long-term business strategy of NEON and are advisable and are fair to and in the best interest of NEON and its stockholders;

     - approved and adopted the Reorganization Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the Stockholder Agreements and the transactions contemplated thereby, together with such changes as were discussed at the meeting;

     - resolved to recommend acceptance of the Offer and approval and adoption of the Reorganization Agreement by NEON's stockholders; and

     - authorized Mr. Adam to execute, on behalf of NEON, the Reorganization Agreement and such other documents that certain of NEON's officers find necessary or advisable in their sole discretion, together with any changes, deletions, additions and alterations which such officers approve consistent with the resolutions of the Board.

     After the close of trading on the Nasdaq National Market on February 20, 2001, Sybase and NEON agreed on the final Exchange Ratio of 0.3878 and entered into the Reorganization Agreement. Following agreement on the final Exchange Ratio, Credit Suisse First Boston rendered to the Board its written opinion that, as of February 20, 2001, and based upon and subject to various considerations set forth in its opinion, the Exchange Ratio in the transaction was fair, from a financial point of view, to the holders of Shares, other than Sybase and its affiliates. For a more detailed discussion of Credit Suisse First Boston's analysis and opinion, you should review the section entitled
"-- Background and Reasons for the Board's Recommendation -- Opinion of the Financial Advisor" beginning on page 10 of this document, and the text of the Credit Suisse First Boston opinion attached to this document as Schedule II.

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

     Also on February 20, 2001, the directors and certain officers and stockholders of NEON entered into the Stockholder Agreements with Sybase, pursuant to which they agreed to tender their Shares in the Offer and vote their Shares in favor of the approval and adoption of the Reorganization Agreement. In addition, the directors and certain officers and stockholders of NEON entered into affiliate agreements with Sybase, acknowledging the restrictions imposed by the federal securities laws in some instances on their ability to sell their shares of Sybase common stock following the completion of the Offer or the Merger, as applicable. In addition, certain officers of NEON also signed amendments to their change of control severance agreements to, among other things, waive certain severance and other rights that may be triggered as a direct or indirect result of the transactions contemplated by the Reorganization Agreement. Messrs. Adam, Fortune, Horn and Hoversten each entered into employment and non-competition agreements with Sybase, effective upon consummation of the Merger, under which they agreed not to engage in certain activities or make certain investments, and not to solicit Sybase employees, during the period of their employment by the surviving corporation and for 18 months following termination of their employment with the surviving corporation. See the section entitled "-- Certain Executive Agreements" beginning on page 3 of this Schedule 14D-9 for a further description of some of these agreements.

     After the parties signed the Reorganization Agreement, Sybase issued a press release announcing the transaction.

     On March 15, 2001, Neel Acquisition Corp. commenced the Offer.

  Reasons for the Board's Recommendation

     In approving the Offer, the Merger, the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

     - the complementary strategies and direction of NEON, a leading supplier of eBusiness integration software and services, and Sybase, a leading global provider of software solutions that help businesses manage and deliver information across distributed mixed computing environments, including the Internet;

     - the combination of Sybase's eBusiness platform products and NEON's suite of eBusiness integration products, creating a complete eBusiness infrastructure solution for companies building on-line businesses;

     - the opportunity for NEON to access Sybase's installed base of 40,000 customers for cross-selling opportunities, and to leverage Sybase's distribution channels to drive sales of NEON's eBusiness integration products;

     - Sybase offers a more significant international presence for the distribution of NEON products;

     - the Exchange Ratio for the Offer and the Merger representing a premium of 65.2% over the closing price of the Shares on the Nasdaq National Market on February 16, 2001, the last full trading day prior to the Board's approval of the Reorganization Agreement, as well as 80.2% and 82.5% premiums over the average of the closing prices for the ten and 30 trading days, respectively, ending on February 16, 2001;

     - the presentations of Credit Suisse First Boston regarding the financial terms of the proposed transaction and the opinion of Credit Suisse First Boston that, as of February 20, 2001 and based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the Exchange Ratio in the transaction was fair, from a financial point of view, to the holders of Shares, other than Sybase and its affiliates (see "-- Opinion of Financial Advisor" below and Schedule II hereto);

     - the financial and other terms of the Offer, the Merger and the Reorganization Agreement, including the benefits of the transaction being structured as a first-step exchange offer and second-step merger, which may provide NEON's stockholders with an opportunity to receive shares of Sybase common stock on an accelerated basis;

     - the opportunity for the holders of Shares to participate in a significantly larger and more diversified company and, as stockholders of the combined company, to have greater liquidity in their shares and to benefit from any future growth of the combined company;

     - the strengths and weaknesses of Sybase's and NEON's businesses and the key attributes and opportunities of the combined company in terms of, among other things, products, sales, customers, management, and financial and competitive position;

     - the nature of the eBusiness software industry and the belief of the Board that greater size and resources are increasingly required for companies to successfully compete in this industry;

     - the increasing competition that NEON faces from both existing and potential competitors, many of which have greater assets and resources than NEON, which has occurred as a result of, among other reasons, the consolidation taking place in the software industry in general;

     - historical information concerning Sybase's and NEON's respective businesses, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations filed with the SEC;

     - the consideration to be received by NEON stockholders in the Offer and the Merger and an analysis of the market value of the Sybase common stock to be issued in exchange for the Shares in light of comparable transactions;

     - current financial market conditions and historical market prices, volatility and trading information with respect to the Sybase common stock and the Shares;

     - the belief that the terms of the Reorganization Agreement, including the parties' representations, warranties and covenants, and the conditions to the parties' respective obligations, are reasonable;

     - the impact of the Offer and the Merger on NEON's customers and employees; and

     - reports from management, legal advisors and financial advisors as to the results of their due diligence investigation of Sybase.

     The Board also considered the terms of the Reorganization Agreement regarding NEON's rights to consider and negotiate other acquisition proposals, as well as the possible effects of the provisions regarding termination fees. In addition, the Board noted that the Offer and Merger are expected to be a tax-free transaction. The Board also considered various alternatives to the Offer and the Merger, including remaining as an independent company. The Board believed that these factors, including the Board's review of the terms of the Reorganization Agreement, supported the Board's recommendation of the Offer and the Merger when viewed together with the risks and potential benefits of the Offer and the Merger. The Board also identified and considered a variety of potentially negative factors in its deliberations concerning the Offer and the Merger, including, but not limited to:

     - the risk that the potential benefits sought in the Offer and the Merger might not be fully realized;

     - certain risks applicable to Sybase's business (see the information contained under the caption "Risk Factors -- Risks Related to our Business" in the Prospectus);

     - the possibility that the Offer and the Merger might not be completed and the effect of public announcement of the Offer and the Merger on NEON's sales and operating results, and its ability to attract and retain key technical, marketing and management personnel;

     - the risk that the terms of the transaction could be dilutive to Sybase's earnings and that such potential dilution could negatively impact the trading price of Sybase common stock;

     - the substantial charges to be incurred in connection with the Offer and the Merger, including costs of integrating the businesses and transaction expenses arising from the Offer and the Merger;

     - the risk that despite the efforts of the combined company, key technical, marketing and management personnel might not remain employed by the combined company; and

     - the difficulty of managing separate operations at different geographic locations.

     The Board believed that these risks were outweighed by the potential benefits of the Offer and the Merger.

     The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by the Board. In addition, individual members of the Board may have given different weights to different factors.

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but is believed to include the material factors considered by the Board. In view of the wide variety of factors, both positive and negative, considered by the Board, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered.

  Opinion of Financial Advisor

     NEON retained Credit Suisse First Boston Corporation to act as its exclusive financial advisor in connection with the transaction. In connection with Credit Suisse First Boston's engagement, NEON requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, of the exchange ratio provided for in the transaction to holders of Shares, other than Sybase and its affiliates. Credit Suisse First Boston indicated that it was not aware of any ownership of Shares by Sybase or any of its affiliates. On February 19, 2001, the Board met to review the proposed transaction. During this meeting, Credit Suisse First Boston reviewed with the Board certain financial analyses, as described below. Subsequently, Credit Suisse First Boston delivered to the Board its written opinion, that, as of February 20, 2001, based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the Exchange Ratio in the transaction was fair, from a financial point of view, to holders of Shares, other than Sybase and its affiliates.

     The full text of the Credit Suisse First Boston opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Credit Suisse First Boston in rendering its opinion is attached as Schedule II to this document and is incorporated by reference in its entirety. NEON stockholders are urged to, and should, read the Credit Suisse First Boston opinion carefully and in its entirety. The Credit Suisse First Boston opinion addresses only the fairness, from a financial point of view and as of the date of the Credit Suisse First Boston opinion, of the Exchange Ratio to holders of Shares, other than Sybase and its affiliates, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the proposed transaction. The summary of the Credit Suisse First Boston opinion in this document is qualified in its entirety by reference to the full text of the Credit Suisse First Boston opinion.

     In connection with its opinion, Credit Suisse First Boston, among other things,

     - reviewed the Reorganization Agreement and certain related agreements;

     - reviewed certain publicly available business and financial information relating to NEON and Sybase;

     - reviewed certain other information relating to NEON and Sybase, including financial forecasts provided to it by or discussed with NEON and Sybase, and met with the managements of NEON and Sybase to discuss the businesses and prospects of NEON and Sybase, respectively;

     - considered certain financial and stock market data of NEON and Sybase and compared that data with similar data for other publicly held companies in businesses similar to those of NEON and Sybase;

     - considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced; and

     - considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant.

     In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to financial forecasts for NEON and Sybase that it reviewed, Credit Suisse First Boston was advised, and assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of NEON and Sybase, respectively. NEON also informed Credit Suisse First Boston, and Credit Suisse First Boston assumed, that the transaction will be treated as a tax-free reorganization for federal income tax purposes. Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NEON or Sybase, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals. The Credit Suisse First Boston opinion is necessarily based upon information available to it, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of the Credit Suisse First Boston opinion. Credit Suisse First Boston did not express any opinion as to what the value of the Sybase common stock actually will be when issued pursuant to the transaction or the prices at which shares of Sybase common stock will trade at any time.

     In preparing its opinion to the Board, Credit Suisse First Boston performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Credit Suisse First Boston opinion. No company or transaction used in the analysis performed by Credit Suisse First Boston as a comparison is identical to NEON, Sybase or the contemplated transaction. In addition, Credit Suisse First Boston may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Credit Suisse First Boston's view of the actual value of NEON or Sybase. In performing its analyses, Credit Suisse First Boston made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NEON or Sybase. The analyses performed by Credit Suisse First Boston are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Credit Suisse First Boston's analysis of the fairness, from a financial point of view, of the Exchange Ratio to holders of Shares, other than Sybase and its affiliates, and were provided to the Board in connection with the delivery of the Credit Suisse First Boston opinion.

     The following is a summary of the material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion, and reviewed with the Board at a meeting of the Board held on February 19, 2001. For purposes of the financial analyses reviewed with the Board at this meeting, Credit Suisse First Boston used an exchange ratio of 0.379, which was calculated assuming an implied transaction price of $9.50 per NEON share divided by the closing price of Sybase common stock on February 16, 2001 of $25.06. The actual Exchange Ratio in the transaction of 0.3878 was agreed to by NEON and Sybase after the close of trading on February 20, 2001, and was calculated by dividing an implied transaction price of $9.50 per Share by the closing price of Sybase common stock on that date of $24.50. Stockholders should consider that the actual Exchange Ratio in the transaction of 0.3878 differs slightly from the implied exchange ratio of 0.379 that was used in the following analyses.

     The following summaries of financial analyses include information presented in tabular format. In order to understand fully the material financial analyses used by Credit Suisse First Boston, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

     NEON Historical Stock Trading Analysis. Credit Suisse First Boston analyzed the prices at which the Shares traded from January 4, 1999 through February 16, 2001. Credit Suisse First Boston noted that the high closing price of the Shares was $91.63 on February 29, 2000, and that the low closing price of the Shares was $2.59 on January 9, 2001. Credit Suisse First Boston also noted the average closing price of the Shares over various periods prior to February 16, 2001, as summarized below:

         PERIOD PRIOR TO FEBRUARY 16, 2001           AVERAGE CLOSING PRICE
         ---------------------------------           ---------------------
Current............................................          $5.75
Last 5 trading days................................          $5.33
Last 10 trading days...............................          $5.28
Last 30 trading days...............................          $5.01
Last 60 trading days...............................          $5.59
Last 90 trading days...............................          $9.41

     Sybase Historical Stock Trading Analysis. Credit Suisse First Boston analyzed the prices at which Sybase common stock traded from February 2, 1996 through February 16, 2001. Credit Suisse First Boston noted that since January 4, 1999, the high closing price of Sybase common stock was $29.75 on March 3, 2000, and that the low closing price of Sybase common stock was $5.53 on March 23, 1999. Credit Suisse First Boston also noted the average closing price of Sybase common stock over various periods prior to February 16, 2001, as summarized below:

         PERIOD PRIOR TO FEBRUARY 16, 2001           AVERAGE CLOSING PRICE
         ---------------------------------           ---------------------
Current............................................         $25.06
Last 5 trading days................................         $24.98
Last 10 trading days...............................         $25.08
Last 30 trading days...............................         $24.01
Last 60 trading days...............................         $22.24
Last 90 trading days...............................         $22.09

     Historical Exchange Ratio Analysis. Credit Suisse First Boston compared the average of the exchange ratios of the closing price of the Shares to the closing price of Sybase common stock for each trading day over various periods ended February 16, 2001. The following table sets forth such average exchange ratios for various periods ended February 16, 2001 and the premium/(discount) represented by the exchange ratio implied for the transaction based on the closing price of Sybase common stock on February 16, 2001 of 0.379x when compared to these average exchange ratios:

                                                                 PREMIUM/(DISCOUNT)
                                                                OF THE IMPLIED 0.379X
                                                 AVERAGE         EXCHANGE RATIO OVER
                                              EXCHANGE RATIO         THE AVERAGE
     PERIOD PRIOR TO FEBRUARY 16, 2001         OVER PERIOD         EXCHANGE RATIO
     ---------------------------------        --------------    ---------------------
Current.....................................      0.229x                 65.2%
Last 10 trading days........................      0.210x                 80.2%
Last 30 trading days........................      0.208x                 82.5%
Last 60 trading days........................      0.254x                 49.3%
Last 90 trading days........................      0.430x                (11.9)%
Last 180 trading days.......................      0.862x                (56.0)%

     Transaction Multiples. Credit Suisse First Boston calculated several values implied in a transaction that implied a value of $9.50 per Share based on the closing price of Sybase common stock on February 16, 2001, including the implied exchange ratio of 0.379x, the fully diluted equity value and aggregate value of NEON and the pro forma fully diluted ownership of Sybase by NEON stockholders, as well as the multiples of the implied aggregate transaction value and equity value to NEON's projected revenues and earnings for calendar year 2001. The following table summarizes the results of this analysis:

                                                   IMPLIED PRO FORMA FULLY       IMPLIED NEON        IMPLIED
                                                      DILUTED OWNERSHIP        AGGREGATE VALUE/     PRICE PER
                       IMPLIED                     ------------------------     NEON ESTIMATED       SHARE/
                         NEON         IMPLIED                                      REVENUES         ESTIMATED
IMPLIED                 FULLY           NEON                                  -------------------   EARNINGS
 PRICE    IMPLIED      DILUTED       AGGREGATE        SYBASE        NEON                            PER SHARE
  PER     EXCHANGE      EQUITY      TRANSACTION       SHARES      OWNERSHIP   LAST QUARTER          ---------
 SHARE     RATIO        VALUE          VALUE          ISSUED      IN SYBASE    ANNUALIZED    2001     2001
-------   --------   ------------   ------------   ------------   ---------   ------------   ----   ---------
9$.50..    0.379x    $373 million   $315 million   14.9 million     13.6%         2.0x       1.5x     62.6x

     Implied Premium Paid Analysis. Credit Suisse First Boston calculated the premium that the per Share price of $9.50 that was implied based on the closing price of Sybase common stock on February 16, 2001 represented to the average closing price of Shares over various periods ended February 16, 2001 and to the closing price of Shares at the beginning of each such period. The following table sets forth the results of this analysis:

                                           PREMIUM/(DISCOUNT)
                                             OF THE IMPLIED       PREMIUM/(DISCOUNT)
                                              SHARE PRICE           OF THE IMPLIED
                                            OVER THE AVERAGE     SHARE PRICE OVER THE
                                              SHARE PRICE           SHARE PRICE AT
    PERIOD PRIOR TO FEBRUARY 16, 2001         OVER PERIOD        BEGINNING OF PERIOD
    ---------------------------------      ------------------    --------------------
Current..................................          65.2%                 65.2%
Last 10 trading days.....................          80.1%                 76.7%
Last 30 trading days.....................          89.8%                 72.7%
Last 60 trading days.....................          70.0%                  1.3%
Last 90 trading days.....................           0.9%                (44.1)%
Last 180 trading days....................         (52.5)%               (67.5)%

     Contribution Analysis. Credit Suisse First Boston analyzed the relative contributions of Sybase and NEON to the pro forma total revenues, gross profit, operating income and net income of the combined company, based on actual results for calendar year 2000 and estimates for calendar year 2001 prepared by securities research analysts for Sybase and NEON. Credit Suisse First Boston derived the NEON pro forma ownership of the combined company, the exchange ratio, the price per Share and the premium/(discount) to NEON's recent closing price implied by such relative contributions. The following table summarizes the results of this analysis setting forth the range of results for the calendar years 2000 and 2001:

                                                                                  IMPLIED
                                                                                 PREMIUM/
                                        IMPLIED     IMPLIED                    (DISCOUNT) TO
                                         NEON       EXCHANGE      IMPLIED         CURRENT
                                       OWNERSHIP     RATIO      SHARE PRICE     SHARE PRICE
                                       ---------    --------    -----------    -------------
Total Revenue
  CY 2000............................    16.0%       0.486x       $12.18           111.8%
  CY 2001............................    15.9%       0.481x       $12.06           109.8%
Gross Profit
  CY 2000............................    16.1%       0.489x       $12.27           113.3%
  CY 2001............................    15.9%       0.480x       $12.04           109.3%
Operating Income
  CY 2001............................     5.4%       0.144x       $ 3.61           (37.2)%
Net Income
  CY 2001............................     4.3%       0.115x       $ 2.89           (49.8)%

     Credit Suisse First Boston also performed the same analysis using estimates for NEON for calendar year 2001 prepared by NEON management and estimates for Sybase for calendar year 2001 prepared by securities research analysts for Sybase. The following sets forth the results of this analysis:

                                                                                  IMPLIED
                                                                                 PREMIUM/
                                        IMPLIED     IMPLIED                    (DISCOUNT) TO
                                         NEON       EXCHANGE      IMPLIED         CURRENT
                                       OWNERSHIP     RATIO      SHARE PRICE     SHARE PRICE
                                       ---------    --------    -----------    -------------
Total Revenue
  CY 2001............................    16.7%       0.511x       $12.80           122.6%
Gross Profit
  CY 2001............................    17.2%       0.529x       $13.25           130.4%
Operating Income
  CY 2001............................    13.9%       0.410x       $10.27            78.6%
Net Income
  CY 2001............................    12.8%       0.373x       $ 9.36            62.8%

     Discounted Future Share Price Analysis. Credit Suisse First Boston examined the projected long term earnings per share growth rates of several types of public software companies, including:

     - enterprise application integration/middleware software companies;

     - security software companies;

     - content management software companies;

     - database software companies;

     - business intelligence software companies;

     - customer relationship management software companies;

     - systems/storage management software companies;

     - enterprise resource planning software companies; and

     - eFinance software companies.

     For such companies, Credit Suisse First Boston then calculated the multiple of the current price/earnings ratio to the projected long term earnings per share growth rates. From this analysis, Credit Suisse First Boston derived a comparable multiple of 0.90x for NEON. Applying this multiple to an estimated projected earnings per Share growth rate for NEON, Credit Suisse First Boston derived a price/earnings ratio for NEON. This ratio was then used to calculate a Share price on January 1, 2006 of $19.31 and Credit Suisse First Boston then calculated the present value of this future Share price using discount rates ranging from 15% to 35%. Credit Suisse First Boston used these discount rates after analyzing the weighted average cost of capital for selected public software companies. The following table sets forth the results of this analysis:

Discount Rate......................................    15%     20%     25%     30%     35%
                                                     -----   -----   -----   -----   -----
Implied Present Value of Future Share Price........  $9.60   $7.76   $6.33   $5.20   $4.31

     Discounted Cash Flow Analysis. Credit Suisse First Boston calculated the present value for Shares using various assumptions, including (i) compound annual revenue growth rates for 2001 to 2006 of 15%, (ii) terminal value multiples of next twelve month unlevered price/earnings ratios ranging from 12 times to 17 times, and (iii) discount rates ranging from 20% to 30%. The following table sets forth the present values for the Shares implied by such analysis:

Discount Rate......................                     20%                     25%                     30%
                                     ----------------------  ----------------------  ----------------------
Unlevered Forward Terminal Value
  Multiple.........................   12.0x   14.5x   17.0x   12.0x   14.5x   17.0x   12.0x   14.5x   17.0x
Implied Share Price................  $10.61  $12.30  $13.99  $ 8.93  $10.31  $11.69  $ 7.61  $ 8.74  $ 9.87

     Pro Forma Merger Analysis. Credit Suisse First Boston analyzed certain pro forma effects expected to result from the transaction, including, among other things, the expected effect of the transaction, excluding amortization of one-time transaction charges and goodwill, on the estimated earnings per share for each quarter of calendar year 2001 and for the calendar year 2001 based on estimates prepared by securities research analysts for Sybase and NEON. In preparing the pro forma merger analysis, Credit Suisse First Boston did not assume any synergies or cost savings arising from the transaction. The following table sets forth the resulting accretion/(dilution) to the combined company's earnings per share for each quarter of calendar year 2001 and calendar year 2001 based on such estimates:

       EARNINGS PER SHARE ACCRETION/(DILUTION)
-----------------------------------------------------
                                            CALENDAR
Q1, 2001   Q2, 2001   Q3, 2001   Q4, 2001   YEAR 2001
--------   --------   --------   --------   ---------
(19.5)%    (11.2)%     (7.3)%     (3.4)%     (9.2)%

     Credit Suisse First Boston also performed the same analysis using estimates for NEON for calendar year 2001 prepared by NEON management and estimates for Sybase for calendar year 2001 prepared by securities research analysts. The following sets forth the results of this analysis:

           EARNINGS PER SHARE ACCRETION/(DILUTION)
--------------------------------------------------------------
Q1, 2001   Q2, 2001   Q3, 2001   Q4, 2001   CALENDAR YEAR 2001
--------   --------   --------   --------   ------------------
 (8.5)%     (0.9)%      2.5%       2.9%           (0.3)%

     The actual results achieved by the combined company after the transaction may vary from such estimated results and the variations may be material.

     Precedent Transaction Analysis. Credit Suisse First Boston reviewed 57 precedent transactions in the software industry and calculated the premium represented by the exchange ratio in those transactions to average exchange ratios for the companies involved over various periods prior to the transactions. The following table summarizes the results of this analysis:

    EXCHANGE RATIO PREMIUMS PAID IN 57 PRECEDENT STOCK FOR STOCK SOFTWARE TRANSACTIONS SINCE JANUARY 1, 1998
-----------------------------------------------------------------------------------------------------------------
                                         LAST 12     TRAILING   TRAILING   TRAILING   TRAILING
                                         MONTHS         90         60         30         10
                                         AVERAGE       DAYS       DAYS       DAYS       DAYS     MARKET   AVERAGE
                                       -----------   --------   --------   --------   --------   ------   -------
Median Premium/(Discount)............     14.0%       30.1%      40.6%      39.3%      33.1%     30.0%     31.2%
Average Premium/(Discount)...........     11.8%       38.9%      49.9%      52.3%      46.9%     37.7%     39.6%

     No transaction utilized as a comparison in the precedent transaction analyses is identical to the transaction. In evaluating the transaction, Credit Suisse First Boston made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sybase and NEON, such as the impact of competition on the businesses of Sybase and NEON and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Sybase and NEON or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

     Credit Suisse First Boston's opinion and presentation to the Board was one of many factors taken into consideration by the Board in making its determination to recommend the Offer and the Merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Board or the management of NEON with respect to the value of Sybase or whether the Board would have been willing to agree to a different exchange ratio.

     The Board retained Credit Suisse First Boston to act as its exclusive financial advisor in connection with the transaction. Credit Suisse First Boston was selected by the Board based on Credit Suisse First Boston's qualifications, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Credit Suisse First Boston has provided financial and investment banking services to NEON and Sybase for which it received compensation. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the securities of NEON and Sybase for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Pursuant to an engagement letter dated December 3, 2000, NEON engaged Credit Suisse First Boston to provide financial advisory services to the Board in connection with the transaction, including, among other things, rendering its opinion and making the presentation to the Board referred to above. Pursuant to the terms of the engagement letter, NEON has agreed to pay Credit Suisse First Boston a customary fee in connection therewith. Credit Suisse First Boston will also receive a fee for rendering its opinion. In addition, NEON has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including attorney's fees, incurred in connection with its engagement and to indemnify Credit Suisse First Boston and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including liabilities arising under the federal securities laws.

(c) INTENT TO TENDER.

     To the knowledge of NEON, certain executive officers, directors, affiliates and subsidiaries of NEON will tender, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than options to acquire Shares). The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Holders of approximately 12% of the outstanding Shares have signed Stockholder Agreements under which they have agreed to tender their Shares in the Offer. See Item 3 above.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     NEON engaged Credit Suisse First Boston as its exclusive financial advisor, pursuant to the terms of a letter agreement dated December 3, 2000 (the "Credit Suisse First Boston Letter Agreement"), to provide financial advisory and investment banking services to NEON in connection with the exploration of a possible sale, merger or other business combination involving NEON (a "Transaction").

     Pursuant to the terms of the Credit Suisse First Boston Letter Agreement, NEON agreed to pay to Credit Suisse First Boston, if a Transaction is completed, a transaction fee equal to two percent of the aggregate consideration paid in a Transaction such as the Offer and the Merger, but in no event less than $5.0 million. The value of the aggregate consideration will be determined based on the average closing prices for the ten consecutive trading days up to and including the trading day immediately preceding the closing of a Transaction. Pursuant to the terms of the Credit Suisse First Boston Letter Agreement, Credit Suisse First Boston has received $1 million as an opinion fee for the delivery of the fairness opinion, which will be credited against any transaction fee.

     In addition, NEON agreed to reimburse Credit Suisse First Boston promptly for all out-of-pocket expenses, including the reasonable fees and out-of-pocket expenses of counsel, incurred by Credit Suisse First Boston in connection with its engagement, and to indemnify Credit Suisse First Boston and related persons against liabilities in connection with its engagement, including liabilities under the federal securities laws.

     Except as set forth above, neither NEON nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the Shares have been effected during the past 60 days by NEON or any of its executive officers, directors, affiliates or subsidiaries, except as follows:

     On January 31, 2001, Leonard Goldstein, Frederick T. Horn, Peter Hoversten and Stephen Webb each purchased 500 Shares at a purchase price of $5.63125 per Share pursuant to NEON's 1997 Employee Stock Purchase Plan.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, NEON is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer for or other acquisition of the Shares by NEON, any of its subsidiaries or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving NEON or any of its subsidiaries, (3) a purchase, sale or transfer of a material amount of assets of NEON or any of its subsidiaries or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of NEON.

     There are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

     Under Delaware law, if the Purchaser becomes the owner of 90% of the outstanding Shares, the Purchaser will be able to effect the Merger without approval of NEON's stockholders. However, if the Purchaser does not become the owner of 90% of the outstanding Shares, a meeting of stockholders will be required to approve the Merger. Assuming the Minimum Condition (as defined in the Reorganization Agreement) is satisfied, the Purchaser will be able to approve the Merger without the vote of any other stockholder. The Board has amended the Rights Agreement to exempt the Offer, the Reorganization Agreement, the Stockholder Agreements and the transactions contemplated thereby from the Rights Agreement.

     The Information Statement attached hereto as Schedule I is being furnished to NEON's stockholders in connection with the possible designation by Sybase, pursuant to the Reorganization Agreement, of certain persons to be appointed to the Board other than at a meeting of NEON's stockholders, and such information is incorporated herein by reference.

     The information contained in all of the exhibits referred to in Item 9 below is incorporated herein by reference.

                      WHERE YOU CAN FIND MORE INFORMATION

     Sybase and NEON file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

Public Reference Room   North East Regional       Midwest Regional Office
450 Fifth Street, N.W.  Office                    500 West Madison Street
Suite 1024              7 World Trade Center      Suite 1400
Washington, D.C. 20549  Room 1300                 Chicago, Illinois 60661-2511
                        New York, New York 10048

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

     The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like Sybase and NEON, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     The SEC allows us to "incorporate by reference" information into this
Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this
Schedule 14D-9.

ITEM 9. EXHIBITS.

(a)(1) Prospectus, dated March 15, 2001 (incorporated herein by reference to the prospectus included in the Registration
         Statement on Form S-4 of Sybase filed on March 15, 2001).
(a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 of
         Sybase filed on March 15, 2001).
(a)(3)   Chairman's Letter to Stockholders of NEON, dated March 15,
         2001.*
(a)(4) Press Release of NEON, dated February 28, 2001 (incorporated herein by reference to NEON's Form 425 filed February 28,
         2001).
(e)(1)   Agreement and Plan of Reorganization, dated as of February
         20, 2001, among Sybase, the Purchaser and NEON (incorporated herein by reference to Annex A to the prospectus included in the Registration Statement on Form S-4 of Sybase filed on March 15, 2001).
(e)(2)   Form of Stockholder Agreement, dated as of February 20,
         2001, among Sybase and certain stockholders of NEON
         (incorporated herein by reference to Annex B to the prospectus included in the Registration Statement on Form
         S-4 of Sybase filed on March 15, 2001).
(e)(3) Opinion of Credit Suisse First Boston to the board of directors of NEON, dated February 20, 2001 (included as
         Schedule II to this Schedule 14D-9).*
(e)(4) Preferred Shares Rights Agreement, dated August 5, 1998, between NEON and BankBoston, N.A. (incorporated herein by reference to Exhibit 1 to the Registration Statement on Form
         8-K/A Amendment No. 1 filed August 17, 1998).
(e)(5) Amendment No. 1 to Preferred Shares Rights Agreement, dated as of February 20, 2001, between NEON and American Stock
         Transfer & Trust Company (incorporated herein by reference to Exhibit 4.3 to NEON's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(e)(6)   Amended New Era of Networks Change of Control Severance
         Agreement between NEON and George F. Adam, Jr., dated
         February 20, 2001 (incorporated herein by reference to Exhibit 10.14 to NEON's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(e)(7)   Amended New Era of Networks Change of Control Severance
         Agreement between NEON and Patrick Fortune, dated February
         16, 2001 (incorporated herein by reference to Exhibit 10.15 to NEON's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(e)(8)   Amended New Era of Networks Change of Control Severance
         Agreement between NEON and Frederick T. Horn, dated February
         16, 2001 (incorporated herein by reference to Exhibit 10.17 to NEON's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(e)(9)   Amended New Era of Networks Change of Control Severance
         Agreement between NEON and Peter Hoversten, dated February
         19, 2001.
(e)(10)  Amendment to New Era of Networks Change of Control Severance
         Agreement between NEON and Leonard Goldstein, dated February
         16, 2001.

(e)(11)  Amendment to New Era of Networks Change of Control Severance
         Agreement between NEON and Stephen E. Webb, dated February
         16, 2001 (incorporated herein by reference to Exhibit 10.16 of NEON's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(e)(12)  Change of Control Severance Agreement between NEON and Franz
         Koepper, dated January 30, 2001 (incorporated herein by reference to Exhibit 10.18 to NEON's Annual Report on Form
         10-K for the fiscal year ended December 31, 2000).
(e)(13)  Employment and Non-Competition Agreement between Sybase and
         George F. Adam, Jr., dated February 20, 2001 (incorporated herein by reference to Exhibit 10.31 to the Registration
         Statement on Form S-4 of Sybase filed on March 15, 2001).
(e)(14)  Employment and Non-Competition Agreement between Sybase and
         Patrick Fortune, dated February 20, 2001 (incorporated herein by reference to Exhibit 10.32 to the Registration
         Statement on Form S-4 of Sybase filed on March 15, 2001).
(e)(15)  Employment and Non-Competition Agreement between Sybase and
         Frederick T. Horn, dated February 20, 2001 (incorporated herein by reference to Exhibit 10.33 to the Registration
         Statement on Form S-4 of Sybase filed on March 15, 2001).
(e)(16)  Employment and Non-Competition Agreement between Sybase and
         Peter Hoversten, dated February 20, 2001 (incorporated herein by reference to Exhibit 10.34 to the Registration
         Statement on Form S-4 of Sybase filed on March 15, 2001).
(e)(17)  Amendment 1 to the Sybase Employment and Non-Solicitation
         Agreement between Sybase and George F. Adam, Jr., dated
         February 20, 2001 (incorporated herein by reference to Exhibit 10.35 to the Registration Statement on Form S-4 of
         Sybase filed on March 15, 2001).
(e)(18) Amendment 1 to the Employment and Non-Solicitation Agreement between Sybase and Patrick Fortune, dated February 20, 2001
         (incorporated herein by reference to Exhibit 10.36 to the Registration Statement on Form S-4 of Sybase filed on March
         15, 2001.
(e)(19) Amendment 1 to the Employment and Non-Solicitation Agreement between Sybase and Frederick T. Horn, dated February 20,
         2001 (incorporated herein by reference to Exhibit 10.37 to the Registration Statement on Form S-4 of Sybase filed on March 15, 2001).
(e)(20) Amendment 1 to the Employment and Non-Solicitation Agreement between Sybase and Peter Hoversten, dated February 20, 2001
         (incorporated herein by reference to Exhibit 10.38 to the Registration Statement on Form S-4 of Sybase filed on March
         15, 2001).
(e)(21) Form of Indemnification Agreement entered into by NEON with each of its director and executive officers (incorporated herein by reference to Exhibit 10.1 of NEON's Registration
         Statement on Form S-1, Registration No. 333-20189).
(e)(22)  1995 Stock Option Plan (amended and restated as of January
         3, 1997) and related agreements (incorporated herein by reference to Exhibit 10.2 of NEON's Registration Statement on Form S-1, Registration No. 333-20189).
(e)(23)  1997 Director Option Plan and related agreements
         (incorporated herein by reference to Exhibit 10.3 of NEON's
         Registration Statement on Form S-1, Registration No.
         333-20189).
(e)(24)  1997 Employee Stock Purchase Plan and related agreements
         (incorporated herein by reference to Exhibit 10.4 of NEON's
         Registration Statement on Form S-1, Registration No.
         333-20189).
(e)(25)  1998 Nonstatutory Stock Option Plan and related agreements
         (incorporated herein by reference to Exhibit 10.5 of NEON's
         Annual Report on Form 10-K for the fiscal year ended
         December 31, 1998).
(e)(26) Form of Change of Control Severance Agreement as entered into between NEON and each of George F. (Rick) Adam, Jr.,
         Patrick J. Fortune, Stephen E. Webb and Frederick T. Horn
         (incorporated herein by reference to Exhibit 10.13 of NEON's
         Annual Report on Form 10-K for the fiscal year ended
         December 31, 2000).
(e)(27)  Employment Agreement between Dr. Franz Koepper and SLI
         Consulting AG dated January 1, 1998 (incorporated herein by reference to Exhibit 10.19 of NEON's Annual Report on Form
         10-K for the fiscal year ended December 31, 2000).
(e)(28)  Amendment 2000/2001 to the Employment Agreement between Dr.
         Franz Koepper and SLI Consulting AG dated December 24, 2000
         (incorporated herein by reference to Exhibit 10.20 of NEON's
         Annual Report on Form 10-K for the fiscal year ended
         December 31, 2000).

---------------
* Included in copies mailed to stockholders of NEON.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NEW ERA OF NETWORKS, INC.

                                          By: /s/ GEORGE F. (RICK) ADAM, JR.
                                            ------------------------------------
                                              Name: George F. (Rick) Adam, Jr.
                                              Title: Chief Executive Officer

Dated: March 15, 2001

                                                                      SCHEDULE I

                           NEW ERA OF NETWORKS, INC.
                              ONE GREENWOOD PLAZA
                         6550 GREENWOOD PLAZA BOULEVARD
                           ENGLEWOOD, COLORADO 80111
                                 (303) 486-9500
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about March 15, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of New Era of Networks, Inc., a Delaware corporation ("NEON" or the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Sybase, Inc., a Delaware corporation ("Sybase"), to a majority of seats on the NEON Board of Directors (the "Board").

     On February 20, 2001, NEON entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") with Sybase and Neel Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Sybase (the "Purchaser"), pursuant to which the Purchaser has commenced an offer to exchange each outstanding share of common stock, par value $0.0001 per share (the "Shares"), of NEON, including the associated rights issued pursuant to the Preferred Shares Rights Agreement, dated as of August 5, 1998 between NEON and BankBoston, N.A., as amended on February 20, 2001 to, among other things, appoint American Stock Transfer & Trust Company as rights agent, for 0.3878 of a share of Sybase common stock, par value $0.001 per share, upon the terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 filed by Sybase with the Securities and Exchange Commission (the "SEC") on March 15, 2001 (the "Prospectus"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

     The Reorganization Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Reorganization Agreement, the Purchaser will be merged with and into NEON (the "Merger"). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Sybase, the Purchaser or NEON or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive a fraction of a share of Sybase common stock equal to the Exchange Ratio. As a result of the Offer and the Merger, NEON will become a wholly owned subsidiary of Sybase.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Sybase, the Purchaser or the Sybase Designees (as defined below) has been provided by Sybase. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     The Purchaser commenced the Offer on March 15, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, April 11, 2001, unless the Purchaser extends it.

THE SYBASE DESIGNEES

     Effective upon the acceptance for purchase by the Purchaser of at least a majority of the Shares on a fully-diluted basis, Sybase will be entitled to designate the number of directors, rounded up to the next whole number, on the Board (the "Sybase Designees") that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that the number of Shares owned by Sybase or the Purchaser (including Shares accepted for purchase) bears to the total number of Shares outstanding, and NEON will take all action reasonably necessary to cause Sybase's designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both, provided that, prior to the effective time of the Merger (the "Effective Time"), the Board will always have at least two members who were directors of NEON prior to consummation of the Offer (each, a "Continuing Director"). If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors shall be entitled to designate a person to fill the vacancy.

     The directors of the Purchaser at the Effective Time shall be the directors of NEON following the Merger, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

     Sybase has informed NEON that it will choose the Sybase Designees to the Board from the directors and executive officers of Sybase and the Purchaser listed in Schedule I to the Prospectus, a copy of which is being mailed to NEON's stockholders together with the Schedule 14D-9. Sybase has informed NEON that each of the directors and executive officers listed in Schedule I to the Prospectus has consented to act as a director of NEON, if so designated. The name, address, principal occupation or employment and five-year employment history for each such person is set forth in such Schedule I. The information on such Schedule I is incorporated herein by reference.

     It is expected that the Sybase Designees may assume office following the acceptance for purchase by the Purchaser of the specified minimum number of Shares pursuant to the Offer.

INFORMATION CONCERNING THE SHARES

     As of February 15, 2001, NEON had 36,721,177 Shares issued and outstanding with the Shares being NEON's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each Share being entitled to one vote.

             INFORMATION CONCERNING DIRECTORS AND OFFICERS OF NEON

     The Board is divided into three approximately equal classes, having three-year terms that expire in successive years.

     The following list sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of NEON. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o New Era of Networks Inc., One Greenwood Plaza, 6550 Greenwood Plaza Boulevard, Englewood, Colorado 80111.

     George F. (Rick) Adam, Jr., 54. Mr. Adam has served as Chairman of the Board, Chief Executive Officer and a director of NEON since its founding in June 1993. From 1987 to 1993, Mr. Adam was a General Partner of Goldman, Sachs & Co. and served as the Chief Information Technology Officer. From 1980 to 1987, Mr. Adam was Chief Information Officer and Vice President of Personnel for Baxter Healthcare Corporation. Mr. Adam holds a B.S. degree from the U.S. Military Academy, West Point, New York.

     Patrick J. Fortune, 53. Dr. Fortune has served as President and Chief Operating Officer of NEON since April 1999 and a director since February 1998. From October 1995 to April 1999, he served as Vice

President, Information Technology, and Chief Information Officer for Monsanto Company. From September 1994 to September 1995, Dr. Fortune served as President and Chief Operating Officer of Coram Healthcare Corporation in Colorado. From December 1991 to August 1994, Dr. Fortune was Vice President, Information Management, at Bristol-Myers Squibb. He currently serves as a director of Parexel International Corporation. Dr. Fortune holds a B.A. degree from the University of Wisconsin, an M.B.A. degree from Northwestern University and a Ph.D. in physical chemistry from the University of Wisconsin.

     Melvyn E. Bergstein, 58. Mr. Bergstein has served as a director of NEON since August 1999. Mr. Bergstein co-founded Diamond Technology Partners, Inc. in January 1994 and serves as its Chairman and Chief Executive Officer. Prior to co-founding Diamond Technology Partners, Inc., Mr. Bergstein held several senior executive positions with Technology Solutions Company from 1991 to 1993. Prior to that time, Mr. Bergstein held several senior positions with other consulting firms, including 21 years in various positions with Arthur Andersen & Co.'s consulting division (now Accenture). Mr. Bergstein holds a B.S. degree in Economics from The Wharton School of the University of Pennsylvania and is a Certified Public Accountant.

     Mark L. Gordon, 50. Mr. Gordon has served as a director of NEON since its inception in June 1993. Since 1979, Mr. Gordon has been a partner in the law firm of Gordon & Glickson PC, directing the firm's information communications and technology practice. He currently serves as a director of DiamondCluster International, Inc. Mr. Gordon holds a B.A. degree from the University of Michigan and a J.D. degree from the Northwestern University School of Law.

     Joseph E. Kasputys, 64. Mr. Kasputys has served as a director of NEON since July 1998. Since September 2000, Mr. Kasputys has served as Chairman of Thomson Financial, a provider of e-information services and work solutions to the financial community. Prior to joining Thomson, Mr. Kasputys served as Chairman, President and Chief Executive Officer of Primark Corporation. He currently serves as a director of Lifeline Systems and Primark Corporation. Mr. Kasputys holds a B.A. degree from Brooklyn College and masters and doctorate degrees in business administration from the Harvard Graduate School of Business, where he was a Baker Scholar and a Warren G. Harding Aerospace Fellow.

     Steven Lazarus, 69. Mr. Lazarus has served as a director of NEON since April 1995. Since 1986, Mr. Lazarus has served as a senior principal of various venture capital funds associated with ARCH Ventures, including President and Chief Executive Officer of ARCH Development Corporation and Managing Director of ARCH Venture Partners. From 1986 to 1994, Mr. Lazarus served as the Associate Dean of the Graduate School of Business of the University of Chicago. He currently serves as a director of Amgen and First Consulting Group. Mr. Lazarus holds a B.A. degree from Dartmouth College and an M.B.A. degree from the Harvard Graduate School of Business.

     Robert I. Theis, 39. Mr. Theis has served as a director of NEON since July 2000. Mr. Theis has served as a general partner of Doll Capital Management, a venture capital firm, since July 2000, prior to which he served as Executive Vice President and Chief Marketing Officer of NEON from October 1996. Prior to joining NEON, Mr. Theis served as Managing Director of the Worldwide Financial Services Industry Group of Sun Microsystems, Inc. from April 1986 to October 1996. Prior to joining Sun Microsystems, Mr. Theis served as the workstation program manager for Silicon Graphics. Mr. Theis holds a B.S. degree from the University of Pittsburgh, Pennsylvania.

     Stephen E. Webb, 52. Mr. Webb has served as Senior Vice President and Chief Financial Officer of NEON since December 1996. Prior to joining NEON, Mr. Webb served as the Executive Vice President and Chief Financial Officer of Telectronics Pacing Systems, Inc., an international manufacturer and distributor of implantable electronic cardiac devices, from April 1994 to December 1996. Prior to working at Telectronics Pacing Systems, Inc., Mr. Webb spent 17 years with Hewlett-Packard Company, most recently as Controller of the HP Software Business Unit. Mr. Webb holds a B.A. degree from Stanford University and an M.B.A. degree from the Harvard Graduate School of Business.

     Frederick T. Horn, 47. Mr. Horn has served as Executive Vice President of Operations of NEON since July 2000 and served as President of the Commercial Business Unit and Senior Vice President of

Product Development and Client Services of NEON from July 1996 to July 2000. From January 1994 to July 1996, Mr. Horn was a partner with Ernst & Young, LLP in the Management Consulting Group, where he specialized in financial industry consulting. From February 1992 through December 1993, Mr. Horn served as a Managing Director of SHL Systemhouse, a software services firm. Prior to joining SHL Systemhouse, Mr. Horn served as a Vice President of Goldman, Sachs & Co. Mr. Horn holds a B.A. degree from Northwestern University.

     Leonard M. Goldstein, 53. Mr. Goldstein has served as Senior Vice President, Senior Counsel and Secretary of NEON since July 1996. From 1976 to July 1996, Mr. Goldstein practiced law privately with the firm of Feder, Morris, Tamblyn and Goldstein, for which firm he served as Managing Partner and President. Mr. Goldstein holds a B.A. degree from American University and a J.D. degree from the State University of New York at Buffalo School of Law.

     Peter Hoversten, 45. Mr. Hoversten has served as Chief Technology Officer of NEON since January 2000 and served as Senior Vice President of Product Strategy of NEON from August 1998 to January 2000. From May 1997 to August 1998, he served as Senior Vice President, Application Development and Field Operations of NEON. From January 1989 to March 1997, Mr. Hoversten served as a Vice President of Technology at Goldman, Sachs & Co. Mr. Hoversten holds a B.S. degree from the University of Pennsylvania.

     Franz Koepper, 43. Dr. Koepper has served as President of NEON Europe since April 1999. Prior to joining NEON, Dr. Koepper founded SLI International AG in 1991, also serving as its Managing Director and then as its Chief Executive Officer until its acquisition by NEON. Prior to founding SLI, Dr. Koepper was a consultant, handling logistic and manufacturing management systems for Heyde & Partner GmbH. Dr. Koepper holds a Ph.D. in economics from Bergische Universitat Wuppertal, Germany.

BOARD MEETINGS AND COMMITTEES

     The Board held a total of nine meetings (including regularly scheduled and special meetings) during 2000. During the last fiscal year, no incumbent director while a member of the Board attended fewer than 75% of the aggregate of
(1) the total number of meetings of the Board and (2) the total number of meetings held by all committees on which such director served, except for Mr. Bergstein.

     The Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating Committee.

     The Audit Committee, which currently consists of Messrs. Bergstein, Gordon and Kasputys, is responsible for (1) recommending engagement of NEON's independent auditors, (2) approving the services performed by such auditors, (3) consulting with such auditors and reviewing with them the results of their examination, (4) reviewing and approving any material accounting policy changes affecting NEON's operating results, (5) reviewing NEON's control procedures and personnel, and (6) reviewing and evaluating NEON's accounting principles and its system of internal accounting controls. The Audit Committee held four meetings during 2000. All members of the Audit Committee are independent (as independence is defined in Rule 4200(a)(14) of the National Association of Securities Dealers, Inc. ("NASD") listing standards). The Audit Committee has adopted a written Audit Committee charter that is attached hereto as Annex A.

     The Compensation Committee, which currently consists of Messrs. Kasputys and Lazarus, is responsible for (1) reviewing and approving the compensation and benefits for NEON's officers and other employees, (2) administering NEON's stock purchase and stock option plans, and (3) making recommendations to the Board regarding such matters. The Compensation Committee held four meetings during 2000.

     The Nominating Committee, which currently consists of Messrs. Adam and Lazarus, (1) recommends candidates to fill vacancies on the Board and a slate of directors for election at annual meetings of stockholders, (2) evaluates the size and composition of the Board, and recommends criteria for the selection of persons to the Board, and (3) periodically reviews and makes recommendations to the Board with respect to NEON's overall compensation programs for directors. The Nominating Committee held no meetings during 2000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Messrs. Kasputys and Lazarus. Mr. Gordon also served as a member of the Compensation Committee until July 2000. No interlocking relationship exists between any member of the Board or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee is or was formerly an officer or an employee of NEON or its subsidiaries.

COMPENSATION OF DIRECTORS

     In 2000, each non-employee director received $1,000 per meeting, plus all expenses associated with attendance at Board meetings, as their sole cash remuneration. In addition, non-employee directors participate in NEON's 1997 Director Option Plan (the "Director Plan").

     The Board adopted the Director Plan in January 1997. It became effective in June 1997 following NEON's initial public stock offering, and was amended in May 2000. The Director Plan provides for the automatic grant to non-employee directors of NEON of options to purchase Shares. The Director Plan is administered by the Board, unless the Board delegates administration to a committee. An aggregate of 400,000 Shares have been reserved for issuance under the Director Plan, subject to adjustment in the event of certain capital changes. Each non-employee director is automatically granted an option to purchase 33,332 Shares on the date such person first becomes a non-employee director. In addition, each non-employee director is automatically granted an option to purchase 11,000 Shares for each subsequent year of service, on the day following the annual stockholder meeting.

     Options granted under the Director Plan expire ten years after the date of grant unless terminated sooner upon termination of optionee's status as a director or otherwise pursuant to the Director Plan, and have an exercise price equal to 100% of the fair market value of the Common Stock on the date of grant. Initial options granted under the Director Plan become exercisable cumulatively over a three-year period as to one-third of the Shares subject to the option on each anniversary of the grant date, provided the optionee continues to serve as a director. Each annual grant under the Director Plan becomes exercisable in full on the third anniversary of the grant date, provided the optionee continues to serve as a director. In the event of any change in control of NEON, as defined in the Director Plan, outstanding options under the Director Plan must be assumed (or an equivalent option substituted) by the successor corporation, or the options shall become exercisable in full for at least 15 days after notice of the change of control is given by NEON to the optionee. In addition, if within one year following such a change in control a director shall involuntarily cease to be a director, such director shall be entitled to option vesting through the date of termination as a director plus one additional year thereafter.

     In May 2000, NEON granted each of Messrs. Bergstein, Gordon, Kasputys and Lazarus options to purchase 11,000 Shares under the Director Plan at an exercise price of $20.625 per share.

                         BENEFICIAL SHARE OWNERSHIP BY
                     PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     The following table sets forth certain information concerning the beneficial ownership of Shares as of February 15, 2001 for the following: (1) each person or entity who is known by NEON to own beneficially more than 5% of the outstanding Shares; (2) each of NEON's directors; (3) each of the executive officers named in the Summary Compensation Table on page I-8 hereof; and (4) all directors and executive officers of NEON as a group.

                                                                 SHARES        PERCENTAGE
                                                              BENEFICIALLY    BENEFICIALLY
    5% STOCKHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS(1)        OWNED(2)        OWNED(2)
    ----------------------------------------------------      ------------    ------------
George F. (Rick) Adam, Jr.(3)...............................   3,940,823          10.7%
Patrick J. Fortune(4).......................................     247,374             *
Melvyn E. Bergstein(5)......................................      11,110             *
Mark L. Gordon(6)...........................................      27,499             *
Joseph E. Kasputys(7).......................................      44,554             *
Steven Lazarus(8)...........................................      95,364             *
Robert I. Theis(9)..........................................     192,185             *
Stephen E. Webb(10).........................................     145,923             *
Frederick T. Horn(11).......................................     215,478             *
Franz Koepper(12)...........................................      71,667             *
All directors and executive officers as a group (12
  persons)(13)..............................................   5,197,834          13.8

---------------
  *  Less than 1%.

 (1) This information was obtained from filings made with the SEC pursuant to Sections 13(d) or 13(g) of the Exchange Act. Unless otherwise indicated, the address of each of the individuals or entities named above is: c/o New Era of Networks, Inc., 6550 Greenwood Plaza Boulevard, Englewood, Colorado 80111.

 (2) The number and percentage of Shares beneficially owned is determined is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Shares as to which the individual or entity has voting power or investment power and also any Shares which the individual or entity has the right to acquire within 60 days of February 15, 2001 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the Shares shown as beneficially owned.

 (3) Includes an aggregate of 383,272 Shares held by certain entities over which Mr. Adam has voting and investment control. Also includes 122,278 Shares issuable upon exercise of stock options that are exercisable within 60 days of February 15, 2001.

 (4) Includes 195,931 Shares issuable upon exercise of stock options that are exercisable within 60 days of February 15, 2001.

 (5) Consists solely of Shares issuable upon exercise of stock options that are exercisable within 60 days of February 15, 2001.

 (6) Includes 3,000 Shares held by the Mark L. Gordon Trust and 500 Shares held by Mr. Gordon's wife. Also includes 19,999 Shares issuable upon exercise of stock options that are exercisable within 60 days of February 15, 2001.

 (7) Includes 25,554 Shares issuable upon exercise of stock options that are exercisable within 60 days of February 15, 2001.

 (8) Includes 5,496 Shares held by ARCH Venture Fund II, L.P., a limited partnership of which Mr. Lazarus is a general partner. Also includes 2,000 Shares held by Mr. Lazarus's wife, 16,481 Shares held by the Arlene Lazarus Trust and 4,100 Shares held by the Lazarus Investment Limited

     Partnership. Also includes 46,665 Shares issuable upon exercise of stock options that are exercisable within 60 days of February 15, 2001.

 (9) Includes 129,269 Shares issuable upon exercise of stock options exercisable within 60 days of February 15, 2001.

(10) Includes 100,655 Shares issuable upon exercise of stock options exercisable within 60 days of February 15, 2001.

(11) Includes 200 Shares held by Mr. Horn as custodian for his daughter and 136,997 Shares issuable upon exercise of stock options exercisable within 60 days of February 15, 2001.

(12) Includes 3,125 Shares issuable upon exercise of stock options exercisable within 60 days of February 15, 2001.

(13) Includes an aggregate of 900,015 Shares issuable upon exercise of stock options exercisable within 60 days of February 15, 2001.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act ("Section 16(a)") requires NEON's officers and directors, and persons who own more than ten percent of a registered class of NEON's equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC and the NASD. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish NEON with copies of all such forms that they file.

     Based solely on a review of the copies of such forms received by NEON, or written representations from certain reporting persons that no Forms 5 were required for such persons, NEON believes that during 2000 all Section 16(a) filing requirements applicable to its officers, directors and ten-percent stockholders were complied with.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information concerning total compensation received by the Chief Executive Officer and each of the four most highly compensated executive officers of NEON during the last fiscal year (the "Named Officers") for services rendered to NEON in all capacities during the last three fiscal years.

                                                                                LONG-TERM
                                                                           COMPENSATION AWARDS
                                                                       ---------------------------
                                               ANNUAL COMPENSATION      RESTRICTED     SECURITIES
                                    FISCAL   -----------------------      STOCK        UNDERLYING       ALL OTHER
   NAME AND PRINCIPAL POSITION       YEAR    SALARY ($)    BONUS ($)   AWARD ($)(1)    OPTIONS (#)   COMPENSATION ($)
   ---------------------------      ------   ----------    ---------   ------------    -----------   ----------------
George F. (Rick) Adam, Jr. .......   2000     $400,000           --            --         30,000          $5,200(2)
  Chairman of the Board and          1999      308,333     $113,750            --             --              --
  Chief Executive Officer            1998      205,000           --            --         20,000              --
Patrick J. Fortune(3).............   2000     $344,375     $ 50,000      $843,450(4)      45,000              --
  President and Chief Operating      1999      225,000           --       295,000(4)     410,000              --
  Officer
Stephen E. Webb...................   2000     $221,743     $ 30,000            --         34,998              --
  Senior Vice President and Chief    1999      200,000       33,000            --         22,000              --
  Financial Officer                  1998      157,500        4,000            --         20,000              --
Frederick T. Horn.................   2000     $264,146     $ 30,000      $562,300(5)      98,333              --
  Executive Vice President of        1999      204,375       32,000            --         25,001              --
  Operations                         1998      148,334        4,000            --         40,000              --
Franz Koepper(6)..................   2000     $394,807(7)        --            --         35,000              --
  President of NEON Europe           1999      181,357     $ 15,113            --             --              --

---------------
(1) Represents the dollar value of Shares awarded, calculated by multiplying the market value on the date of grant by the number of Shares awarded. Dividends on restricted stock will be paid when, as and if declared on the Shares by the Board; no dividends have been paid on the Shares to date.

(2) Life insurance premiums.

(3) Dr. Fortune's employment with NEON commenced in April 1999.

(4) Dr. Fortune purchased 20,000 Shares in August 1999 and 30,000 Shares in September 2000 at a nominal price pursuant to restricted stock awards. The Shares purchased in August 1999 vest in three equal installments, first on April 1, 2000 and then annually thereafter. The Shares purchased in September 2000 vest in four equal installments on the first four anniversary dates of the award. At the end of fiscal 2000, Dr. Fortune's aggregate restricted stockholdings of 70,000 Shares had a value of $293,750 based on the then-current market value of $5.875 per Share, without giving effect to the diminution of value attributable to the restrictions on such stock.

(5) Mr. Horn purchased 20,000 Shares in September 2000 at a nominal price pursuant to a restricted stock award. The Shares vest in four equal installments on the first four anniversary dates of the award. At the end of fiscal 2000, Mr. Horn's aggregate restricted stockholdings of 20,000 Shares had a value of $117,500 based on the then-current market value of $5.875 per Share, without giving effect to the diminution of value attributable to the restrictions on such stock.

(6) Dr. Koepper's employment with NEON commenced in April 1999. Dr. Koepper's compensation was paid in Swiss francs and has been converted to U.S. dollars for purposes of this table based on average exchange rates during the respective compensation periods.

(7) Includes $68,146 of commissions.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth, as to the Named Officers, information concerning stock options granted during the year ended December 31, 2000.

                                                                                       POTENTIAL REALIZABLE
                                                INDIVIDUAL GRANTS                        VALUE AT ASSUMED
                               ----------------------------------------------------           ANNUAL
                               NUMBER OF      PERCENT OF                               RATES OF STOCK PRICE
                               SECURITIES   TOTAL OPTIONS                                APPRECIATION FOR
                               UNDERLYING     GRANTED TO                                  OPTION TERM(4)
                                OPTIONS      EMPLOYEES IN    EXERCISE    EXPIRATION    ---------------------
            NAME               GRANTED(1)   FISCAL YEAR(2)    PRICE       DATE(3)         5%          10%
            ----               ----------   --------------   --------    ----------    ---------   ---------
George F. (Rick) Adam,
  Jr. .......................    22,000          0.3%         $49.50        1/2/05     $300,871    $664,845
                                  8,000          0.1           54.45        1/2/05      120,348     265,938
Patrick J. Fortune...........    20,000          0.2%         $49.50        1/2/05     $273,519    $604,405
                                 25,000          0.3           19.81       5/22/05      136,828     302,355
Stephen E. Webb..............     9,998          0.1%         $49.50        1/2/05     $136,732    $302,142
                                 25,000          0.3           19.81       5/22/05      136,828     302,355
Frederick T. Horn............    20,000          0.2%         $49.50        1/2/05     $273,519    $604,405
                                 25,000          0.3           27.58       4/18/05      190,496     420,947
                                 53,333          0.7           25.00       8/16/05      368,373     814,008
Franz Koepper................    10,000(5)       0.1%         $ 7.00(5)     1/2/05(5)  $ 19,340    $ 42,736
                                 25,000(6)       0.3            7.00(6)    5/22/05(6)    48,349     106,839

---------------
(1) The options in this table are either incentive stock options granted under the NEON 1995 Stock Option Plan or non-qualified stock options granted under the NEON 1998 Nonstatutory Stock Option Plan. All of the options have exercise prices at least equal to the fair market value of the Shares on the date of grant and vest as follows: 25% on the first anniversary of the grant date; 1/48 each month thereafter for 36 months. The Board may reprice options under the terms of the option plans.

(2) NEON granted options to purchase an aggregate of 7,992,605 Shares to employees in 2000, including repriced options to purchase 4,650,128 Shares.

(3) Options may terminate before their expiration upon the termination of the optionee's status as an employee or consultant, the optionee's death or an acquisition of NEON.

(4) Potential realizable value assumes that the stock price increases from the exercise price at the date of grant until the end of the option term (five years) at the annual rate specified (5% and 10%). Annual compounding results in total appreciation of approximately 28% (at 5% per year) and 61% (at 10% per year). If the price of NEON's Shares were to increase at such rates from the price at 2000 fiscal year end ($5.875 per share) over the next five years, the resulting stock price at 5% and 10% appreciation would be $7.50 and $9.46, respectively. The assumed annual rates of appreciation are specified in SEC rules and do not represent NEON's estimate or projection of future stock price growth. NEON does not necessarily agree that this method can properly determine the value of an option.

(5) This option was originally granted on January 3, 2000 and was repriced from $49.50 to $7.00 on December 7, 2000. All other terms of the option remained unchanged.

(6) This option was originally granted on May 23, 2000 and was repriced from $19.81 to $7.00 on December 7, 2000. All other terms of the option remained unchanged.

OPTION EXERCISES AND HOLDINGS

     The following table sets forth, as to the Named Officers, certain information concerning stock options exercised during 2000 and the number of Shares subject to both exercisable and unexercisable stock options as of December 31, 2000. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the Shares as of December 31, 2000.

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                OPTIONS AT FISCAL          IN-THE-MONEY OPTIONS AT
                                SHARES                            YEAR END (#)             FISCAL YEAR END ($)(1)
                             ACQUIRED ON       VALUE       ---------------------------   ---------------------------
           NAME              EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----              ------------   ------------   -----------   -------------   -----------   -------------
George F. (Rick) Adam,
  Jr. .....................     14,333       $  315,269      17,667          40,000             --          --
Patrick J. Fortune.........     14,444       $  538,302      79,583         389,861             --          --
Stephen E. Webb............     55,604       $2,748,561      53,793          59,332        $21,714          --
Frederick T. Horn..........     24,375       $1,068,883      72,044         134,479        $84,239          --
Franz Koepper..............         --               --          --          35,000             --          --

---------------
(1) Market value of underlying securities based on the closing price of the Shares on December 29, 2000 (the last trading day of fiscal 2000) on the Nasdaq National Market of $5.875 minus the exercise price.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     Between September 2000 and January 2001, NEON entered into change of control severance agreements with each of Messrs. Adam, Horn, Webb and Koepper and Dr. Fortune. In connection with the execution of the Reorganization Agreement, these agreements were amended as described in Item 3 of the Schedule 14D-9 under the caption "Certain Executive Agreements," such amendments to be effective upon the consummation of the Offer. The following discussion summarizes the terms of the original change of control severance agreements which remain effective until consummation of the Offer, or otherwise if for any reason the Offer is not consummated.

     NEON entered into a Change of Control Severance Agreement with Mr. Adam, effective as of November 27, 2000. The agreement provides that if Mr. Adam is terminated for any reason other than "for cause" (as defined in the agreement) within 18 months following a change of control of NEON, then Mr. Adam will be entitled to receive a cash payment equal to 200% of his annual compensation, accelerated vesting of all stock options and any restricted stock held by Mr. Adam and continued employment benefits for a period of up to two years.

     NEON entered into a Change of Control Severance Agreement with Dr. Fortune, effective as of November 22, 2000. The agreement provides that if Dr. Fortune is terminated other than "for cause" (as defined in the agreement) within 18 months following a change of control of NEON, then Dr. Fortune will be entitled to receive a cash payment equal to 200% of his annual compensation, accelerated vesting of all stock options and any restricted stock held by Dr. Fortune and continued employment benefits for a period of up to two years.

     NEON entered into a Change of Control Severance Agreement with Mr. Horn, effective as of September 25, 2000. The agreement provides that if Mr. Horn is terminated other than "for cause" (as defined in the agreement) within 18 months following a change of control of NEON, then Mr. Horn will be entitled to receive a cash payment equal to 200% of his annual compensation, accelerated vesting of all stock options and any restricted stock held by Mr. Horn and continued employment benefits.

     NEON has entered into a Change of Control Severance Agreement with Mr. Webb, effective as of September 27, 2000. The agreement provides that if Mr. Webb is terminated other than "for cause" (as defined in the agreement) within 18 months following a change of control of NEON, then Mr. Webb will be entitled to receive a cash payment equal to 200% of his annual compensation, accelerated vesting of all stock options and any restricted stock held by Mr. Webb and continued employment benefits for a period of up to two years.

     NEON entered into a Change of Control Severance Agreement with Dr. Franz Koepper, effective as of January 30, 2001, the terms of which are described in
Item 3 of the Schedule 14D-9 under the caption "Certain Executive Agreement".

     NEON has entered into an Employment Agreement with Dr. Koepper, dated January 1, 1998, as amended on December 24, 2000. The agreement provides Dr. Koepper with a base salary of 552,500 Swiss francs (approximately $334,384 based on current exchange rates) and an annual target bonus based on 0.3% of the revenues of NEON and SLI EMEA, a wholly owned subsidiary of NEON. If such revenues exceed $100 million, Dr. Koepper's annual target bonus will increase to 0.5% of NEON and SLI EMEA revenues. Dr. Koepper's bonus will be paid in Swiss francs, using an exchange ratio of 1.7 Swiss francs to each U.S. dollar. The agreement also provides both parties with six months notice prior to termination by the other party.

     In connection with the execution of the Reorganization Agreement, NEON has entered into employment agreements with Messrs. Adam and Horn and Dr. Fortune. These employment agreements are described in Item 3 of the Schedule 14D-9 under the caption "Certain Executive Agreement".

CERTAIN TRANSACTIONS

     NEON has leased two buildings and a parking structure in Englewood, Colorado from Greenwood Plaza Partners, LLP ("GPP") for use as NEON's principal corporate headquarters and at December 31, 2000, had subleased all unused excess capacity. GPP is principally owned by George F. Adam, Jr.

     Through April 2000, NEON had funded approximately $25.4 million toward a short-term loan to GPP for construction of the leased facilities. In May 2000, GPP obtained interim (five-year) financing from a third-party lender and repaid the loan from NEON in full. Terms of the interim financing require that NEON maintain a balance of cash or investments with the lender. At December 31, 2000, the restricted cash balance was $7.0 million. The restricted cash represents one source of collateral to the lender in recognition that NEON has a long-term master lease for the entire facility.

     NEON leased and occupied completed portions of the facilities from August 1999 through April 2000. The lease for the entire completed facility commenced May 1, 2000. The facilities include approximately 200,000 rentable square feet of space and 720 parking spaces in the garage. Rent paid to GPP for year ended December 31, 2000 was approximately $3.7 million. NEON is also responsible for all taxes, insurance, utilities, repairs and maintenance of the facilities during the lease term. The initial term is ten years from May 1, 2000, and is renewable at NEON's option for two successive five-year periods at then prevailing market rental rates.

     A company owned by George F. Adam, Jr. and relatives provides air transportation service for NEON. Total expenses incurred during the year 2000 for services rendered by this company was approximately $655,000.

     On August 1, 1996, NEON entered into an agreement whereby NEON issued a revolving line of credit to Frederick T. Horn. Under the terms of this agreement, Mr. Horn may borrow up to $170,000, interest accrues at the prime interest rate, and borrowings are secured by Mr. Horn's stock options in NEON. The agreement matures on January 1, 2008, and interest is payable on a quarterly basis. The amount outstanding under this agreement at December 31, 2000 was approximately $58,000.

     NEON believes that the terms of the foregoing transactions are no less favorable to the Company than the terms of any similar transaction that could have been obtained through arms' length negotiations with an unaffiliated third party.

                                    ANNEX A

                        CHARTER FOR THE AUDIT COMMITTEE
                           OF THE BOARD OF DIRECTORS
                                       OF
                           NEW ERA OF NETWORKS, INC.

PURPOSE

     The purpose of the Audit Committee of the Board of Directors of New Era of Networks, Inc. (the "Company") shall be:

     - to provide oversight and monitoring of Company management and the independent auditors and their activities with respect to the Company's financial reporting process;

     - to provide the Company's Board of Directors with the results of its monitoring and recommendations derived therefrom;

     - to nominate to the Board of Directors independent auditors to audit the Company's financial statements and oversee the activities and independence of the auditors; and

     - to provide to the Board of Directors such additional information and materials as it may deem necessary to make the Board of Directors aware of significant financial matters that require the attention of the Board of Directors.

     The Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors may from time to time prescribe.

MEMBERSHIP:

     The Audit Committee members will be appointed by and will serve at the discretion of, the Board of Directors and will consist of at least three members of the Board of Directors. On or before June 14, 2001, the members will meet the following criteria:

     1. Each member will be an independent director, in accordance with the NASD and Nasdaq Stock Market Audit Committee requirements;

     2. Each member will be able to read and understand fundamental financial statements, in accordance with the NASD and Nasdaq Stock Market Audit Committee requirements; and

     3. At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibilities.

RESPONSIBILITIES:

     The responsibilities of the Audit Committee shall include:

     - Providing oversight and monitoring of Company management and the independent auditors and their activities with respect to the Company's financial reporting process;

     - Recommending the selection and, where appropriate, replacement of the independent auditors to the Board of Directors;

     - Reviewing fee arrangements with the independent auditors;

     - Reviewing the independent auditors' proposed audit scope, approach and independence;

     - Reviewing the performance of the independent auditors, who shall be accountable to the Board of Directors and the Audit Committee;

     - Requesting from the independent auditors of a formal written statement delineating all relationships between the auditor and the Company, consistent with Independent Standards Board Standard No. 1, and engaging in a dialogue with the auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors;

     - Directing the Company's independent auditors to review before filing with the SEC the Company's interim financial statements included in Quarterly Reports on Form 10-Q, using professional standards and procedures for conducting such reviews;

     - Discussing with the Company's independent auditors the matters required to be discussed by Statement on Accounting Standard No. 61, as it may be modified or supplemented;

     - Reviewing with management, before release, the audited financial statements and Management's Discussion and Analysis in the Company's Annual Report on Form 10-K;

     - Providing a report in the Company's proxy statement in accordance with the requirements of Item 306 of Regulation S-K and Item 7(e)(3) of
       Schedule 14A;

     - Reviewing the Audit Committee's own structure, processes and membership requirements; and

     - Performing such other duties as may be requested by the Board of Directors.

MEETINGS:

     The Audit Committee will meet at least quarterly. The Audit Committee may establish its own schedule, which it will provide to the Board of Directors in advance.

     The Audit Committee will meet separately with the independent auditors as well as members of the Company's management as it deems appropriate in order to review the financial controls of the Company.

MINUTES:

     The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

REPORTS:

     Apart from the report prepared pursuant to Item 306 of Regulation S-K and
Item 7(e)(3) of Schedule 14A, the Audit Committee will summarize its examinations and recommendations to the Board from time to time as may be appropriate, consistent with the Committee's charter.

                                                                     SCHEDULE II

                    [CREDIT SUISSE/FIRST BOSTON LETTERHEAD]

                                                               February 20, 2001

Board of Directors
New Era of Networks, Inc.
One Greenwood Plaza
6550 Greenwood Plaza Boulevard
Englewood, CO 80111

Ladies and Gentlemen:

     You have asked us to advise you with respect to the fairness to the holders of common stock, par value $0.0001 per share ("Company Common Stock"), of New Era of Networks, Inc. (the "Company"), other than Sybase, Inc. (the "Acquiror") and its affiliates, from a financial point of view of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Reorganization, dated as of February 20, 2001 (the "Merger Agreement"), by and among the Acquiror, Neel Acquisition Corp., a wholly owned subsidiary of the Acquiror ("Merger Sub"), and the Company. The Merger Agreement provides, among other things, for Merger Sub to make an offer (the "Offer") to exchange shares of common stock, par value $0.001 per share ("Acquiror Common Stock"), of the Acquiror for all of the issued and outstanding shares of Company Common Stock and for the subsequent merger (the "Merger" and, together with the Offer, the "Transaction") of Merger Sub with and into the Company pursuant to which the Company will become a wholly owned subsidiary of the Acquiror. Each share of Company Common Stock accepted by Merger Sub in the Offer will be exchanged for the right to receive from Merger Sub 0.3878 (the "Exchange Ratio") of a fully paid and nonassessable share of Acquiror Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive a fraction of a share of Acquiror Common Stock equal to the Exchange Ratio.

     In arriving at our opinion, we have reviewed the Merger Agreement and certain other related agreements, as well as certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company and the Acquiror, including financial forecasts, provided to us by or discussed with the Company and the Acquiror, and have met with the management of the Company and the Acquiror to discuss the business and prospects of the Company and the Acquiror, respectively. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and the Acquiror and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to financial forecasts for the Company and the Acquiror that we have reviewed, we have been advised, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company and the Acquiror, respectively. You have also informed us, and we have assumed, that the Transaction will be treated as a tax-free reorganization for federal income tax purposes. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of Acquiror Common Stock actually will be when issued to the holders of Company Common Stock pursuant to the Transaction or the prices at which shares of Acquiror Common Stock will trade at any time.

     We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Offer. We will also receive a fee for rendering this opinion.

     In the past, we have provided financial and investment banking services to the Company and the Acquiror for which we have received compensation.

     In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the proposed Transaction.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock, other than the Acquiror and its affiliates.

                                      Very truly yours,

                                      /s/  CREDIT SUISSE FIRST BOSTON
                                      CORPORATION

                                      CREDIT SUISSE FIRST BOSTON CORPORATION

                                 EXHIBIT INDEX

(a)(1) Prospectus, dated March 15, 2001 (incorporated herein by reference to the prospectus included in the Registration
         Statement on Form S-4 of Sybase filed on March 15, 2001).
(a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 of
         Sybase filed on March 15, 2001).
(a)(3)   Chairman's Letter to Stockholders of NEON, dated March 15,
         2001.*
(a)(4) Press Release of NEON, dated February 28, 2001 (incorporated herein by reference to NEON's Form 425 filed February 28,
         2001).
(e)(1)   Agreement and Plan of Reorganization, dated as of February
         20, 2001, among Sybase, the Purchaser and NEON (incorporated herein by reference to Annex A to the prospectus included in the Registration Statement on Form S-4 of Sybase filed on March 15, 2001).
(e)(2)   Form of Stockholder Agreement, dated as of February 20,
         2001, among Sybase and certain stockholders of NEON
         (incorporated herein by reference to Annex B to the prospectus included in the Registration Statement on Form
         S-4 of Sybase filed on March 15, 2001).
(e)(3) Opinion of Credit Suisse First Boston to the board of directors of NEON, dated February 20, 2001 (included as
         Schedule II to this Schedule 14D-9).*
(e)(4) Preferred Shares Rights Agreement, dated August 5, 1998, between NEON and BankBoston, N.A. (incorporated herein by reference to Exhibit 1 to the Registration Statement on Form
         8-K/A Amendment No. 1 filed August 17, 1998).
(e)(5) Amendment No. 1 to Preferred Shares Rights Agreement, dated as of February 20, 2001, between NEON and American Stock
         Transfer & Trust Company (incorporated herein by reference to Exhibit 4.3 to NEON's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(e)(6)   Amended New Era of Networks Change of Control Severance
         Agreement between NEON and George F. Adam, Jr., dated
         February 20, 2001 (incorporated herein by reference to Exhibit 10.14 to NEON's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(e)(7)   Amended New Era of Networks Change of Control Severance
         Agreement between NEON and Patrick Fortune, dated February
         16, 2001 (incorporated herein by reference to Exhibit 10.15 to NEON's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(e)(8)   Amended New Era of Networks Change of Control Severance
         Agreement between NEON and Frederick T. Horn, dated February
         16, 2001 (incorporated herein by reference to Exhibit 10.17 to NEON's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(e)(9)   Amended New Era of Networks Change of Control Severance
         Agreement between NEON and Peter Hoversten, dated February
         19, 2001.
(e)(10)  Amendment to New Era of Networks Change of Control Severance
         Agreement between NEON and Leonard Goldstein, dated February
         16, 2001.
(e)(11)  Amendment to New Era of Networks Change of Control Severance
         Agreement between NEON and Stephen E. Webb, dated February
         16, 2001 (incorporated herein by reference to Exhibit 10.16 of NEON's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(e)(12)  Change of Control Severance Agreement between NEON and Franz
         Koepper, dated January 30, 2001 (incorporated herein by reference to Exhibit 10.18 to NEON's Annual Report on Form
         10-K for the fiscal year ended December 31, 2000).
(e)(13)  Employment and Non-Competition Agreement between Sybase and
         George F. Adam, Jr., dated February 20, 2001 (incorporated herein by reference to Exhibit 10.31 to the Registration
         Statement on Form S-4 of Sybase filed on March 15, 2001).
(e)(14)  Employment and Non-Competition Agreement between Sybase and
         Patrick Fortune, dated February 20, 2001 (incorporated herein by reference to Exhibit 10.32 to the Registration
         Statement on Form S-4 of Sybase filed on March 15, 2001).

(e)(15)  Employment and Non-Competition Agreement between Sybase and
         Frederick T. Horn, dated February 20, 2001 (incorporated herein by reference to Exhibit 10.33 to the Registration
         Statement on Form S-4 of Sybase filed on March 15, 2001).
(e)(16)  Employment and Non-Competition Agreement between Sybase and
         Peter Hoversten, dated February 20, 2001 (incorporated herein by reference to Exhibit 10.34 to the Registration
         Statement on Form S-4 of Sybase filed on March 15, 2001).
(e)(17)  Amendment 1 to the Sybase Employment and Non-Solicitation
         Agreement between Sybase and George F. Adam, Jr., dated
         February 20, 2001 (incorporated herein by reference to Exhibit 10.35 to the Registration Statement on Form S-4 of
         Sybase filed on March 15, 2001).
(e)(18) Amendment 1 to the Employment and Non-Solicitation Agreement between Sybase and Patrick Fortune, dated February 20, 2001
         (incorporated herein by reference to Exhibit 10.36 to the Registration Statement on Form S-4 of Sybase filed on March
         15, 2001).
(e)(19) Amendment 1 to the Employment and Non-Solicitation Agreement between Sybase and Frederick T. Horn, dated February 20,
         2001 (incorporated herein by reference to Exhibit 10.37 to the Registration Statement on Form S-4 of Sybase filed on March 15, 2001).
(e)(20) Amendment 1 to the Employment and Non-Solicitation Agreement between Sybase and Peter Hoversten, dated February 20, 2001
         (incorporated herein by reference to Exhibit 10.38 to the Registration Statement on Form S-4 of Sybase filed on March
         15, 2001).
(e)(21) Form of Indemnification Agreement entered into by NEON with each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 of NEON's Registration
         Statement on Form S-1, Registration No. 333-20189).
(e)(22)  1995 Stock Option Plan (amended and restated as of January
         3, 1997) and related agreements (incorporated herein by reference to Exhibit 10.2 of NEON's Registration Statement on Form S-1, Registration No. 333-20189).
(e)(23)  1997 Director Option Plan and related agreements
         (incorporated herein by reference to Exhibit 10.3 of NEON's
         Registration Statement on Form S-1, Registration No.
         333-20189).
(e)(24)  1997 Employee Stock Purchase Plan and related agreements
         (incorporated herein by reference to Exhibit 10.4 of NEON's
         Registration Statement on Form S-1, Registration No.
         333-20189).
(e)(25)  1998 Nonstatutory Stock Option Plan and related agreements
         (incorporated herein by reference to Exhibit 10.5 of NEON's
         Annual Report on Form 10-K for the fiscal year ended
         December 31, 1998).
(e)(26) Form of Change of Control Severance Agreement as entered into between NEON and each of George F. (Rick) Adam, Jr.,
         Patrick J. Fortune, Stephen E. Webb and Frederick T. Horn
         (incorporated herein by reference to Exhibit 10.13 of NEON's
         Annual Report on Form 10-K for the fiscal year ended
         December 31, 2000).
(e)(27)  Employment Agreement between Dr. Franz Koepper and SLI
         Consulting AG dated January 1, 1998 (incorporated herein by reference to Exhibit 10.19 of NEON's Annual Report on Form
         10-K for the fiscal year ended December 31, 2000).
(e)(28)  Amendment 2000/2001 to the Employment Agreement between Dr.
         Franz Koepper and SLI Consulting AG dated December 24, 2000
         (incorporated herein by reference to Exhibit 10.20 of NEON's
         Annual Report on Form 10-K for the fiscal year ended
         December 31, 2000).

---------------
* Included in copies mailed to stockholders of NEON.